
10012306

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
JUN - 7 2010
WASH. D.C.
211
SECTION

For the month of **June 2010**

Commission File Number **000-30224**

CRYPTOLOGIC LIMITED

Marine House, 3rd Floor
Clanwilliam Place
Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X]..... Form 40-F...[]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC LIMITED



Date: June 4, 2010

Stephen Taylor
Chief Financial Officer



cryptologic.

extraordinary
e-gaming
innovation

Bringing our vision to life

Annual Report

For the year ended December 31, 2009


JUST
Vegas

CUBIS®

KING KONG

Witches and Warlocks

BLACKJACK PAYS 3 TO 2
INSURANCE PAYS 2 TO 1
Insurance is Available

AREA 21

STREET FIGHTER® IV

CASINOMEISTER
Caricature substitutes for all symbols except Scattered Vortran
A 10 10 Q Q
Q Q K 10 9
STOP
PAYTABLE
LINES 30
BET $1
SPIN
$1,234,567.89
PAID $0.00
TOTAL BET

Jenga

Vampire Bats

CryptoLogic is a leading developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world's most famous action and entertainment characters.

Operational Highlights of the Year

- 18 new licensees added to our client base
- We began the year under review with just 3 branded games live and ended with 66
- New lobby for our Internet casino software rolled out
- Recurring cost base in the business reduced by $20.6 million compared to 2008
- Consolidated our operational infrastructure

Business Overview

Governance

Accounts

Our Strategy

2009 was the year we began to put our new strategy into effect. As we all know, it proved to be an exceptionally difficult year for the global economy. Nevertheless, CryptoLogic succeeded in taking some important steps forward in creating momentum within the business which will underpin sustainable growth and revenue generation in the period ahead. Increasingly, we are the partner of choice for many of the biggest brand names in e-gaming and entertainment.

Strategic Summary

- innovate to stay ahead
- produce the highest quality new games
- take them to new and existing customers
- maintain the highest levels of customer service
- grow the business organically

Staying in the Lead

At CryptoLogic, our aim is to develop and market the best range of online electronic games currently available. Everything we do has common purpose: to keep us ahead of the competition and be recognised as the market leader, constantly maintaining quality and innovating in order to entertain customers and show what our industry is capable of.

We have the strategy. We have the expertise. We have the high quality, innovative products. We have the marketing focus. In short, we have what licensees and new partners are looking for – an effective and speedy route to market for new online gambling and gaming products.

The result? More new licencees signed in 2009 than ever before. More new games launched on to the market than ever before. And even more new games in our development pipeline.

A Robust Business Model

There are several elements to our business strategy:

> It's about focusing on what we do best: our core Internet hosted casino business. We are proud that, for 5 years in a row, readers of "Gambling Online" magazine have voted our casino games the best in the industry.

> It's about having the best branded games and licensing them to a wide range of e-gaming companies. We call it "build once, license often" and it represents a significantly improved return on investment as well as an effective route to signing up new licensees by giving them the greater choice they have long demanded.

> It's about lowering our operating costs to create as efficient an organisation as possible.

> It's about constantly innovating in response to new technologies (for instance, mobile and 3D) and new behavioural trends (such as social networking). We call it "disruptive innovation" – and aim constantly to surprise the market with new, high quality innovations which point the way forward for our industry.

> It's about customer service and integrity. We are proud of the reputation we have in this area, based on feedback from partners and licensees. And it's part of our culture to seek to improve things even further.

> It's about delivering a superior entertainment experience every day with every game to every player.



At CryptoLogic our aim is to develop and market the best range of online electronic games currently available.



Letter to Shareholders



Brian Hadfield, President and CEO



David Gavagan, Chairman

Dear Fellow Shareholder,

When we wrote to you this time last year, the world was still coming to terms with what would turn out to be the worst economic downturn any of us has seen for over half a century. Continuing through 2009, conditions deteriorated further, leaving few businesses in any sector unaffected. There's no doubt it proved to be a challenging year for CryptoLogic.

That said, there were several positives to offset these negatives. Your Board and management team had confidence that the new business model announced in 2008 would prove an effective tool in our efforts to move the business forward despite uncertainty. This wasn't misplaced optimism. Our new strategy was the result of a long, detailed evaluation of the company: where we were doing well, where we needed to do better, how could we best change our ways to meet the future challenges of a fast changing industry.

Overall, we believe the company accomplished a good deal in 2009, despite the difficult times, and took some vitally important steps forward during the year which vindicate the new strategy, consolidated our innovative reputation within the industry and put us in a strong position to grow sustainably in the years ahead. Internally, we sum 2009 up like this: in a very difficult year, we were able to deliver on most of what we said we would do but recognise that revenue growth is still to be achieved.

2009

Let's deal with the negative side first. And that means revenue. The economic downturn significantly depressed wagering volumes, resulting in lower revenues from our casino games and outsourced poker business. This was exacerbated by lower contributions from some casino licensees. Furthermore, the ramp up of our branded games by new licensees was slower than anticipated, mainly due to rescheduling by the licensees.

We acknowledge these downsides and, where we have some control over them, have taken steps to mitigate against any such effects in the future. For example, when it became clear that some licensees required greater than expected technical and marketing guidance with their launch programmes, we provided it immediately and will build such measures into future licensing arrangements.

Turning to the positives, an increased and focused marketing effort resulted in the addition of 20 new clients, taking the total to 32, its highest level in our history. Respected names in the Internet gaming industry such as Betfair, Sportingbet, totesport, Rank, Virgin Games and Unibet all joined CryptoLogic's stable of licensees.

At the same time as acquiring new customers, we were delighted to deepen our existing relationships with companies such as DC Comics, a division of Warner Bros., and Paramount Digital Entertainment, with the signing of important deals to develop new games featuring many of the best known entertainment brands, comic book and film heros.

These developments not only demonstrate the quality of CryptoLogic's innovative offerings to the market and our high customer service levels, but they offer the prospect of future, long-term revenue streams. They show the industry is excited about our products and capabilities, a position we have worked hard to reach and one which differentiates us from the competition. Indeed, among the new licensees signed up in 2009 are a number of competitors who, recognising the superiority of our games in terms of quality, content and entertainment, have opted to license them from us and offer them to their own end-user players.

In addition to new customers and expanding relationships with existing customers, 2009 also saw the company launch 47 new games, by far the highest level of launch activity in our history.

During the year, we made a significant investment in the development of a new virtual "lobby" for our hosted casinos. Launched in early 2010, this has been well received by the media and players alike, bringing a new level of user-friendly functionality to our offering in this sector of the market.

Another positive from 2009 was a cut in operating costs of $20.6 million, significantly ahead of initial targets. This has been achieved through the merger of our poker business with GTECH, the downsizing of the operational and IT infrastructure across the company and the restructuring of our office locations.

More details on our 2009 performance are, of course, contained in the Management's Discussion & Analysis starting on page 10. We would encourage you to read the MD&A in order to understand more clearly the progress made by your company in the year under review.

Strategy

The need to acquire new customers and release entertaining and innovative games were two central conclusions of our 2008 review of the business. The third was to launch a new business model. Going into 2009, our key operational objectives were:

- To strengthen our core business of building and hosting Internet casinos, while outsourcing poker through a shared network;
- To license CryptoLogic's acclaimed branded games to the world's major Internet gaming operators; and
- To reduce our cost base dramatically.

We believe we have delivered these objectives. Our new "build once, license often" approach is having the desired results and has changed the industry from one where the software developers, like CryptoLogic, dictated what was available to the games operators to one where parties work together in partnership to develop new games in line with the increasing expectations and demands of a sophisticated marketplace.

Our aim is to stay ahead and maintain our acknowledged position at the leading edge of e-gaming. Innovation is key to this. We are proud of the way in which our Center for Innovation is responding to emerging trends in e-gaming and in social networking to devise new games and further dictate the direction the industry takes. "Disruptive innovation" is our tactic which seeks to maintain our advantage over others in the industry who can either play "catch-up" or, as increasingly seems to be the evidence, speak to us about licensing our know-how.

Our Center for Innovation, launched in 2009, brings together our technical staff, partners, customers and academics from universities around the world to identify new possibilities and to push back the boundaries. 2010 will see the launch of a number of exciting new initiatives including the first in a range of 3D games.

Directors

As Stephen Freedhoff, Bob Stikeman and Stephen Taylor will not be standing for re-election to the Board of Directors at the forthcoming Annual General Meeting on May 17, 2010, we would like to recognise, and note our appreciation for, their support, dedication, commitment and contributions during their respective tenures.

Outlook

So, where does that leave us as we enter 2010? Our financial results last year largely reflected the difficult trading conditions brought about by worldwide recession. Our operating achievements, in contrast, demonstrate a new business model being introduced successfully in the interests of long-term growth, and maintaining a dominant and widely respected position in the industry. We said previously we believed 2009 would be the year where our new strategy and cost restructuring program would begin to pay off. Twelve months on, we continue with that view.

Looking ahead, we believe the fundamentals are in place to allow us to fulfill our potential: a robust strategy is supported by outstanding products with many more in the development pipeline, a determination to innovate at all times, a competitive marketplace and an effective, re-invigorated marketing effort. There is considerable momentum behind the business as we enter 2010. Grasping the opportunities facing us is our focus. Those opportunities make CryptoLogic an attractive investment proposition and give us confidence we will turn the corner in profitability and cash generation, leading to long-term value creation.

Once again, we thank our customers, partners, staff and shareholders for their continued support and contribution to the business.

Cost base reduced

–$20.6m

Revenue from branded games

$2.8m

We are continuing to focus on our new business strategy:

→ "Build once, license often." CryptoLogic licenses its best branded games to others.

→ Focusing on our core Internet hosted casino business.

→ Concentrating on being a leading disruptive innovator.

See MD&A on page 10 for more detail.

Questions and Answers

Here we discuss some of the key issues ahead for the business.


Jenga

"The fact that we were able to increase our licensee base by 18 clients in 2009 and that the number of games live on a variety of networks went from 3 to 66 (admittedly lower than we would have liked) shows that our strategy meets market demand."

Q: Given the slower roll-out of your sales programme than anticipated during 2009, would you say that it's fair criticism to assert that CryptoLogic has been focusing on Technology at the expense of Marketing?

A: Not at all. Our success in licensing games to a new, broad base of licensees in 2009 shows that we had a strong sales and marketing pipeline and that we were able to convert that pipeline into new business. Also, in 2009 we released more games than ever before. These factors, coupled with the development of a new lobby, demonstrate a good balance between technology and marketing. The slower than anticipated roll-out of games was more a result of economic conditions dictating changing priorities for our licensees.

Q: It's easy to gloss over the incredibly difficult trading conditions of the past 2 years for businesses generally throughout the world. Has it been the case that the global economic downturn has been directly responsible for slower than anticipated progress within CryptoLogic, and if so is this just "theory" or are there tangible examples of how and why the business has had to be patient?

A: Undoubtedly economic conditions have been difficult, particularly in 2009. That said, some of our challenges go back to late 2006 when the U.S. market, and 30% of our revenue went away. Perhaps we should, like our competitors, have been more aggressive at that time in building top line revenue; particularly given the inherent high fixed cost nature of the business. It should be remembered that before we embarked on our new strategy, we had not had a new client since 2006. Whilst progress has been slower than we would have liked, we have demonstrated the ability to devise a new strategy, secure new business, create a new revenue stream and reduce costs dramatically.

Q: You say that part of the effect of the whole global economic downturn has been to delay, rather than eradicate, a significant part of CryptoLogic's revenue generation. What tangible evidence is there that this is true?

A: Two key elements to future business success are the backlog of business the company has and its sales pipeline. At the end of 2009 we had only rolled out about one third of the games for which we have contracts and therefore the backlog is good. Also, we have Betsafe's full casino due to be launched in the first part of 2010. Again, a good position to be in. Over and above that we have a strong pipeline of business that spans both branded games and full casino licensees.

Q: Companies often clarify or change their strategy when desired results aren't being achieved. You materially changed CryptoLogic's strategy in 2008. A year later, what evidence is there that the new strategy is correct, and that it is working?

A: The fact that we were able to increase our licensee base by 18 clients in 2009 and that the number of games live on a variety of networks went from 3 to 66 (admittedly lower than we would have liked) shows that our strategy meets market demand. We also believed that the new strategy would allow us to eliminate $12–15 million of cost. We were able to eliminate, in fact, $20.6 million. That would have been impossible under the old model.

Q: They say that in business, as in sport, "confidence is everything". Is your senior management team confident that you're steering the business in the right direction?

A: The management team and the employees as a body are fully supportive of what we are doing. Productivity is higher than it has ever been. The quality of our games continues to be recognised by licensees and players alike as a benchmark for the industry. Internally and externally we are recognised as being innovative and the CryptoLogic Center for Innovation is regarded as being a model way for development.

Q: In a marketplace that is notorious for its speed of change, how is it possible to stay ahead of the game in terms of both strategy and also technology?

A: You do that by looking at tomorrow without forgetting today. The CryptoLogic Center for Innovation was set up to ensure that we are able to do just this. For a company of our size we need to compete in a way that suits us and not just follow the competition. We choose a path called "disruptive innovation" where we aim to be the first mover in areas where we can excel and thereby cause the market and competitors to react. We were the first to move into a collaborative poker network; we have reduced game development time by two thirds and we will be launching our first 3D games in the first half of 2010. These are just a few examples of what we are doing to "stay ahead of the game."

Our Partnerships

In 2008, CryptoLogic surprised the industry. Adopting the branded games business model, we decided in future to work in partnership with many of the world's major e-gaming operators and give them the flexibility and choice they had been looking for in their delivery of online entertainment services to customers. Being much more than a supplier of software means we can deliver more choice for the operators and greater enjoyment for players. For CryptoLogic, we can now develop pioneering new games based on some of the best entertainment brands in the world.

Partnerships Summary

- → partner long-term with global entertainment companies
- → extend the "reach" of some of their best known brands – and add value to them
- → maintain the highest levels of customer service
- → use our innovations expertise to produce – with them – modern, in-demand, high quality entertainment experiences
- → open up new revenue streams through partnership

Maintaining Relationships

CryptoLogic is proud of its reputation for delivering the highest levels of integrity and customer service in the industry. This, together with our reputation for quality and innovation, is essential to the maintenance of mutually rewarding relationships with our partners. Working alongside them, we are already introducing new game innovations and technologies which would have been unthinkable just a few years ago. We are creating a widely recognised leadership role in the industry.

Benefits of the Partnering Approach:

For partners and operators:

- > they get to add value to their brands
- > they expose their entertainment brands to a wider audience
- > they can launch new, leading edge e-games quickly and cost-efficiently

For CryptoLogic:

- > we have access to many global entertainment brands
- > we get to focus on our specialities: innovation, future product development and bringing new, sector-leading games onto the market
- > we can expect an increase in revenue generation
- > we gain high exposure for our capabilities throughout the industry

For players:

- > ever greater choice of e-gaming opportunities
- > new games joining the market all the time
- > games based on the most popular and exciting entertainment brands

Who?

We are delighted to have licensing and partnering arrangements with some of the best known entertainment brands in the world.

These include supplier partners with whom we collaborate on new games. Companies such as:

- > DC Comics
- > Paramount
- > Marvel Comics
- > Capcom

And customer partners who license our games:

- > Virgin Games
- > 888.com
- > Party Gaming
- > Betfair
- > William Hill
- > Sky
- > Gala Coral

CryptoLogic is proud of its reputation for delivering the highest value of customer service in the industry.



Management's Discussion and Analysis

"Good progress was made on a number of fronts, including a significant number of new licensee signings."

Introduction

The following report contains management's discussion and analysis ("MD&A") of CryptoLogic Limited's consolidated results of operations and financial condition for the year ended December 31, 2009 compared with the year ended December 31, 2008 and should be read in conjunction with the audited consolidated financial statements and accompanying notes, which are available on www.sedar.com. This MD&A is dated March 30, 2010.

CryptoLogic Limited and our subsidiaries are referred to collectively as "CryptoLogic", "the Company", "we", "us", and "our" throughout this MD&A, unless otherwise specified.

Certain of the statements contained in this MD&A may contain forward-looking statements and forward-looking information within the meaning of applicable law, including the Securities Act (Ontario). Statements regarding the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, future operations, future financial position, future revenues and projected costs are forward-looking statements or contain forward-looking information. Words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are used to identify forward-looking statements or information.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary significantly from what management currently foresees. Accordingly, investors should exercise caution when considering any forward-looking statements or information herein and undue reliance should not be placed on such statements or information. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding government regulation, Internet viability and system infrastructure and reliability, market demand, Internet security, reliance on Internet service providers, competition, dependence on top licensees, chargebacks, risks inherent in doing business internationally, foreign exchange fluctuations, litigation, the Company's ability to protect its proprietary technology, reliance on key employees, management's ability to develop and manage growth, ability to integrate acquired businesses, stock volatility and liquidity. Investors are cautioned that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements or information to make decisions with respect to the Company, investors should carefully consider the foregoing factors and other uncertainties and potential events. The Company undertakes no obligation to update or revise any forward-looking statement or information, except as required by applicable law.

Additional information regarding the Company, including the Company's annual information form and/or Form 20-F for the year ended December 31, 2009, will upon filing be available at www.sedar.com. All currency amounts are in U.S. dollars, unless otherwise indicated. Some figures and percentages may not total exactly due to rounding.

Business Overview

2009 was an extremely difficult year for CryptoLogic as the Company implemented its new strategy aimed at returning the Company to profitability and long-term growth against the backdrop of a severe global economic downturn, a slower than anticipated seasonal up-tick in fourth quarter revenue and unanticipated licensee-delays in the roll-out of branded games.

The new strategy, however, continues a tradition that the Company has of being a pioneer in the global Internet gaming market. Founded in 1995, we launched the world's first on-line casino games that year. With a resilient and scalable platform, a commitment to developing the best games in the marketplace and complemented with excellent customer support, the Company thereafter secured an excellent reputation for its product offering. However, changing market conditions in 2006 and 2007 meant that the model was no longer viable and had to change.

During 2008 the management team announced a new business strategy for the Company, and in 2009 we focused on the transition towards that goal. In essence, the new business model is centered on the Company evolving from being purely a developer and licensor of poker and casino software on its own network, to one which still develops and licenses an excellent casino product, but also delivers high-quality, branded and non-branded games to the industry at large. This effectively opens up a new market and revenue stream for the Company. It also allows us to make our former competitors collaborative partners in our growth. It is a good example of the "build once, license often" model that has been and continues to be successful in the software industry.

Also, in order to effect this transition and plan for sustainable growth, it was critical that the Company distill its knowledge and understanding of games, the gaming industry and evolving technologies into a single environment, resulting in the creation of the CryptoLogic Center for Innovation. This is a virtual group of people and partners committed to delivering innovative new products to our licensees and will act as a springboard for all of our future development activities.

Notwithstanding the foregoing, 2009 was distinguished around the world for generally poor and uncertain trading conditions and CryptoLogic was not immune. This is reflected in our lower revenue as compared to 2008. Nevertheless, good progress was made on a number of fronts, including a significant number of new licensee signings; the creation of a healthy pipeline of future new business; more effective use of our Remote Development Centers; a simplification of our technology infrastructure, and a reduction in workforce and cost base.

A Strategy for Sustainable Growth

Launching a new strategy in the midst of extremely challenging global macro-economic conditions tests the merits of any company's business model. We believe that ours has begun to prove itself capable of supporting long-term growth. Management is determined to focus on the development and support of the hosted casino business while continuing to build on the success of our branded games initiative by expanding our partnerships and broadening the types of games we offer. At the same time, we intend to maintain our downward pressure on our recurring cost base (down $20.6 million in 2009) which has produced a leaner, smarter, more flexible business, that is capable not only of responding to changing market demands but, in some cases, leading them.

CryptoLogic's strategy has three main elements:

> Focusing on our core Internet hosted casino business. For five consecutive years, readers of "Gambling Online" magazine have voted our casino games the best in the industry. These award-winning games are complemented by a widely acclaimed support services structure. We intend to capitalize on this success by continuing to invest in new casino games which will further expand our respected portfolio.

CryptoLogic Center for Innovation

Ever since we launched the worlds first Internet casino, the Company has led the way in creating the most innovative e-gaming experiences.

We believe the future is about collaboration: creating places and spaces where thinkers can bring the best entertainment concepts together to turn a good idea into a revolutionary one.

That's why the new CryptoLogic Center for Innovation brings together customers, content partners, universities and even ordinary players to come up with extraordinary e-gaming innovations.

It's about never being satisfied with what worked yesterday and constantly finding and testing new ways to improve the e-gaming experience.


Jenga
Bet max
Paytable
Play
$4,870.30
$0.10
$0.50

Our Capabilities

In the fast-changing Internet gaming industry, driven by modern new technological capacities and sophisticated customer expectations, CryptoLogic has always been something of a pioneer. Driving change through innovation and quality are top priorities. They are key to staying ahead of the marketplace and offering our customers the sort of innovative entertainment packages they constantly demand.

A Tradition of Innovation
Since its foundation in 1995, CryptoLogic's aim has always been to lead the industry. Innovation lies at the heart of everything we do. Our expertise has been behind some of the most prominent recent advances in the industry:

> we launched the world's first online casino game
> we were the first to adopt the branded games business model
> our new casino "lobby" technology introduces improved interactive navigation and search capabilities to users
> our version of Jenga, one of the world's most popular board games, was developed in 2009 in a record time for any e-game
> we produced the world's first and only Batman e-slot machine game

Whether creating our own branded or non-branded games, we aim always to maintain our reputation for innovation. The CryptoLogic Center for Innovation was designed with this in mind; a virtual organization combining the best of internal and external talent to create entertaining and compelling games for today and tomorrow. An organization looking at emerging technologies and social phenomena that will change the way people play. From this talent pool we will see 3D games, peer to peer games, new game mechanics, innovative bonuses and whole new player experiences.

Capabilities Summary

→ we have world leading technical expertise

→ we have high levels of creativity in our people

→ our Center for Innovation brings the future a little nearer every day

→ our proven R&D resources are capable of taking new products from concept to market quickly and cost-effectively

→ our hosted casino games are widely accredited as the best in the world

→ our culture is to work in mutually rewarding partnership with customers

Since its foundation in 1995, CryptoLogic's aim has always been to lead the industry.



> Licensing our best branded games to others, creating an attractive new revenue stream and turning former competitors into collaborators. The philosophy is simple: build once, license often. Through working with highly respected content providers and brand owners we have successfully delivered the likes of Spider-Man, The Hulk and Batman to both our own hosted casino licensees and to the market in general, thus receiving a greater return from our investment dollar; and
> Concentrating on being a leading innovator. By that we mean not just developing and deploying new ideas but new ideas that force the market to think and react.

For this strategy to be successful, it demands the establishment of an expanding network of licensees and channel partners, and once established, the strengthening and deepening of those relationships. CryptoLogic has forged excellent relationships with many licensees including two of the largest and most successful in the industry: 888.com and Party Gaming – both of whom are deriving significant revenue and benefits from licensing a sample range of our products.

Our flexible business model and the quality of our offering allowed 2009 to be the most successful year in CryptoLogic's history in terms of customer acquisition. Among the new signings and launches are such well known brands as:

> Sky
> Betfair
> Unibet
> Gala Coral
> Virgin
> Bet24
> The Tote
> Sportingbet
> Victor Chandler

Additional product launches were achieved through our new brand licensing agreements with companies such as DC Comics, a division of Warner Bros., and Paramount as well as ongoing releases using brands licensed from the long-standing partners like CapCom and Marvel.

We believe these partnerships offer the potential for significant future growth based upon both the brand recognition and loyalty associated with these partners and their unique and distinctive intellectual property. This, however, is not enough. It is vital that a company the size of CryptoLogic compete in a most effective manner and that means, to us, leading in innovation – namely, the ability to deliver offerings to the market that cause people to stop and take notice. Our goal is to set ourselves apart from our larger competitors, and also possible new entrants, by creating offerings that are both new and innovative. The goal is simple – create offerings and business models that cause others to play catch-up. CryptoLogic's ability to reduce the development and deployment time for a game by 75% is a case in point. Further offerings in 2010 will serve as additional proof points.

Product Performance

As a developer of software, one of CryptoLogic's particular strengths is its ability to bring new products to the market quickly and cost effectively. This necessitates a very close working relationship with our brand and content suppliers (the likes of Paramount, DC Comics etc.), our Remote Development Centers, our Innovation Center, our Business Development Group and, naturally, our licensees. For the brand and content suppliers we are a very attractive route to market, as manifested by the 20 new licensees we added to our client base in 2009.

We began the year under review with just 3 branded games live and ended with 66. Whilst this is, in fact, lower than originally planned and was also skewed heavily towards the latter part of the year, we are confident that the roll out will continue to gain momentum in 2010. The 66 games rolled out thus far represent only about 35% of the games for which we have contracts.

During 2009, our licensee base rose from 14 to 32 and our expanded portfolio of branded games including:

> *Superman*
> *Wonder Woman*
> *Batman*
> *King Kong*
> *Call of Duty*
> *Streetfighter II*

In addition to those listed above we also launched a series of other in-house games that proved very popular. These included *Jenga, Samba Nights, Monkeys to Mars, Aces and Faces, Casinomeister, Millionaire's Club III* and *Roamin' Gnome*. Our goal is to continue to provide excellent game content supported by innovative game mechanics and bonuses.

New Developments

To lead the gaming industry has always been CryptoLogic's aim. We are determined to maintain our proud track record of introducing new games to the market which people around the world want to play. That means always ensuring that the quality of our products and our customer support is second to none. It also means putting innovation at the center of everything we do.

An example of this is the unveiling of our new lobby for our Internet casino software, which represents a further important industry advance. Using the newest interactive technology, the lobby enables improved navigation and search, an updated jackpot counter, customized features that allow people to keep track of their favorite games, and a game suggestion engine to connect the player to other CryptoLogic games. In all, the look and feel and the ease of use will add to the "stickiness" of the offering – a key element on any online business.

CryptoLogic, through market awareness and focus groups, is acutely aware of the fact that the e-gaming market will continue to evolve rapidly in numerous ways. We know that social networking, peer-to-peer (one-to-one) gaming, 3D, mobile gaming, subscription gaming, games of skill, tournament and league based gaming are all aspects of the future.

In order to address these demands we created the CryptoLogic Center for Innovation. It is through this group that we were able to bring a new product to market, from concept to release, in four months – something that would, in the past, have taken up to 12 months.

As we move into 2010 we anticipate the launch of our first 3D games and also a game that will allow a player to play for fun, play for money, play against the house or play against a friend all in a single instance of the game.

It is not just a question of being able to produce good games and game concepts but it is vital also to understand emerging technologies. In 2009, an investment of CryptoLogic (in which we hold a minority interest) explored some of the cutting edge capabilities of the iPhone and through Warner Bros. released a Harry Potter application which, using the accelerometer functions of the iPhone, allowed a dueling contest to take place "phone to phone" via Bluetooth or over the Internet. It is easy to see how the application of this capability can be used in dice based games such as craps or backgammon – again, a technological segue into social networking and gaming.

These are just a few examples of the technologies we intend to bring to the market.

We believe that the new business model, our creativity and innovative approach – always looking into the future but executing day to day – is the right one for the long-term growth of the Company.

Outlook

The global e-gaming industry experienced a downturn in 2009 and continues to face challenges early in 2010. According to Global Betting and Gaming Consultants, the market is expected to recover in the long term, and the size of the market (excluding North America) is set to rise from $10.7 billion in 2008 to an estimated $14.9 billion in 2012. CryptoLogic is well placed to enhance its position in the industry but only if we stay focused and lean, and capable of responding to changing market expectations and delivering products and service levels of the highest quality.

We have been successful in 2009 in driving down the recurring cost base in the business by some $20.6 million when compared to 2008. This has involved many difficult decisions including reducing the workforce by 25%. Additionally, we have made changes to our operational infrastructure including a material reduction in the number of servers we operate. We have also reduced the number of data centers we utilize from 11 to 5. These changes, which have not affected productivity or service levels, have consolidated our infrastructure and were necessary in order to maintain competitiveness.

Looking forward, we believe the buoyant European market offers the greatest scope for growth. The UK market is mature and stable and, whilst its true to say the EU regulatory framework is still evolving, we remain convinced that Europe looks set to dictate the direction the industry takes in the period ahead. Our goals for 2010 are:

- Improved revenue from hosted casino as new licensees go live and existing licensees benefit from investment in major rebranding, a new lobby and advertising initiatives;
- Branded games continue to gain momentum with the annual run rate currently at $5 million as more games come on stream;
- Number of new branded games launched by licensees to date and generating revenues currently at 93, with a backlog of approximately 115 games; and
- Costs expected to reduce further in 2010 as additional measures are implemented to manage overheads.

We continue to monitor conditions in Asia where the current regulatory environment represents a hurdle to progress. Longer term, however, such markets may provide some interesting opportunities for CryptoLogic.

Whilst the US market has effectively been closed since the passing of the Unlawful Internet Gaming Enforcement Act in October 2006, there are some indications that the market may re-open. We continue to monitor the situation closely and are examining various options that would allow us re-entry at the appropriate time.


CALL OF DUTY 4
MODERN WARFARE



Our goal is to set ourselves apart from our larger competitors, and also possible new entrants, by creating offerings that are both new and innovative.

Strategic Performance Measures

Despite significant reductions in both operating and general and administrative expenses, the Company recorded a net loss and negative cash flows from operations in 2009. The net loss and cash used in operations were primarily due to decreased poker and casino revenues and $24.8 million in non-recurring charges consisting of impairments of long-term investments, reorganization costs including severance costs, costs to exit lease obligations and the write off of associated capital assets, impairment of future tax assets, and the impairment of goodwill. The non-recurring charges include approximately $3.0 million representing future cash outlays primarily on lease termination costs in Toronto and employee severance.

"Our flexible business model and the quality of our offering allowed 2009 to be the most successful year in CryptoLogic's history in terms of customer acquisition."

For the years ended December 31,

(in thousands of U.S. dollars, except per share data)	**2009**	2008	2007
Income Statement			
Revenue	**$ 39,794**	$ 61,526	$ 73,659
Reorganization charges	**$ 7,111**	$ 1,390	$ 5,666
Assets impairments	**$ 8,987**	$ 16,094	–
Impairment of goodwill	**$ 6,545**	–	–
Poker room integration costs	**-**	$ 3,124	–
Net (loss)/earnings before minority interest	**$ (38,473)**	$ (35,414)	$ 6,499
Net (loss)/earnings	**$ (35,510)**	$ (32,738)	$ 5,528
Basic (loss)/earnings per share	**$ (2.78)**	$ (2.55)	$ 0.47
Diluted (loss)/earnings per share	**$ (2.78)**	$ (2.55)	$ 0.47
Financial Position			
User funds held on deposit	**$ 7,929**	$ 10,833	$ 22,317
Future tax liabilities	**$ 384**	$ 382	$ 345
Minority interest	**$ 2,948**	$ 6,382	$ 9,691
Cash flow used in operating activities	**$ (17,773)**	$ (18,591)	$ (11,885)
Net cash[1]	**$ 23,697**	$ 43,773	$ 77,504
Working capital[2]	**$ 26,463**	$ 41,223	$ 68,199
Dividend per share/quarter[3]	**$ 0.0175**	$ 0.075	$ 0.12
Total assets	**$ 63,370**	$ 105,806	$ 170,633

Notes:
(1) Net cash includes cash and cash equivalents, short-term investments, restricted cash and security deposits.
(2) Working capital is calculated by subtracting current liabilities from current assets.
(3) CryptoLogic's inaugural quarterly dividend of $0.01 per common share (annual rate of $0.04) was first declared on September 10, 2003. On November 4, 2004, CryptoLogic's Board approved an increase in our quarterly dividend from $0.03 to $0.05 per common share (annual rate of $0.20), commencing with the quarterly dividend paid December 15, 2004. A subsequent increase to $0.07 per common share (annual rate of $0.28) was announced on November 1, 2005, commencing with the quarterly dividend paid December 15, 2005. On May 9, 2006, we announced the Board's decision to increase the dividend to $0.12 per common share (annual rate of $0.48), commencing with the quarterly dividend paid on June 15, 2006. On November 12, 2008, we announced the Board's decision to decrease the dividend to $0.03 per common share (annual rate of $0.12), commencing with the quarterly dividend paid on December 15, 2008. On November 13, 2009, we announced the Board's decision to decrease the dividend to $0.01 per common share (annual rate of $0.04), commencing with the quarterly dividend paid on December 15, 2009. CryptoLogic did not declare a dividend for the fourth quarter 2009 and will not declare any dividends in the short-term.

Overview of Results – 2009

The following table presents selected financial data for each of the two most recent financial years of the Company on a consolidated basis:

For the years ended December 31,

(in thousands of U.S. dollars, except per share data)	2009	% of revenue	2008	% of revenue
Revenue	**$ 39,794**	**100%**	$ 61,526	100.0%
Expenses				
Operating	**39,867**	**100.2%**	55,645	90.4%
General and administrative	**10,181**	**25.6%**	13,660	22.2%
Reorganization	**7,111**	**17.9%**	1,390	2.3%
Finance	**83**	**0.2%**	359	0.6%
Amortization	**4,856**	**12.2%**	5,931	9.6%
Impairment of goodwill	**6,545**	**16.4%**	–	–
Asset impairments	**8,987**	**22.6%**	16,094	26.2%
Poker room integration costs	**-**	**-**	3,124	5.1%
Departure costs of former CEO	**-**	**-**	3,400	5.5%
	77,630	**195.1%**	99,603	161.9%
Net loss before undernoted	**(37,836)**	**(95.1%)**	(38,077)	(61.9%)
Interest income	**446**	**1.1%**	2,077	3.4%
Non-operating income	**-**	**-**	102	0.2%
Net loss before minority interest and income taxes	**(37,390)**	**(94.0%)**	(35,898)	(58.3%)
Income taxes:				
Current	**664**	**1.7%**	542	0.9%
Future	**419**	**1.0%**	(1,026)	(1.6%)
	1,083	**2.7%**	(484)	(0.7%)
Net loss before minority interest	**(38,473)**	**(96.7%)**	(35,414)	(57.6%)
Minority interest	**(2,963)**	**(7.5%)**	(2,676)	(4.4%)
Net loss and comprehensive loss	**$ (35,510)**	**(89.2%)**	$ (32,738)	(53.2%)
Total assets	**$ 63,370**		$ 105,806	

CryptoLogic's revenue, earnings and earnings per common share decreased for the year ended December 31, 2009 as compared with the same period of the previous year due to decreased casino and poker revenue, increased reorganization costs and additional asset impairments including long-term investments and capital assets. In 2009, the Company recorded approximately $24.8 million in non-recurring charges, of which approximately $3.0 million represents future cash outlays primarily on lease termination costs in Toronto and employee severance. Offsetting these amounts are decreased operating and general and administrative expenses and no charges associated with integration of our poker-room or departure costs of our former CEO.

Results of Operations – 2009

Revenue

CryptoLogic recorded revenues for the year ended December 31, 2009 of $39.8 million, a decline of 35.3% (2008: $61.5 million).

Licensing fees and services from our casino licensees, both Internet casinos and Branded Games, are calculated as a percentage of a licensee's level of activity in its online casino site. Fees from online poker are based on a percentage of the licensee's "rake" per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments.

Internet Casino

Internet casino revenue decreased to $30.0 million or 28.4% for the year ended December 31, 2009 (2008: $41.8 million).

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee's level of activity in its online casino site. This is affected by the number of active players on the licensee's site and their related gaming activity. In turn, these results are influenced by a number of factors such as the entertainment value of the CryptoLogic developed games, the frequency and success of new offerings and the effectiveness of the licensee's marketing programs. Internet casino revenue is also impacted by the relative strength of the U.S. dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into U.S. dollars, our functional currency.

This decrease in revenue is due to the stronger U.S. dollar in relation to both the euro and the British pound, general macro-economic conditions and poor performance of two of the Company's major licensees as well as a non-recurring $1.0 million benefit recorded in 2008 associated with a reduction in expected royalty payments. The relative strength of the U.S. dollar negatively impacted revenue by $3.1 million. After normalizing for the impact of the strength of the U.S. dollar, Internet casino revenue decreased by approximately 21.0% in 2009. Partially offsetting these decreases was $0.8 million benefit from a revision of our estimate to discharge future jackpot payouts and a non-recurring $0.8 million benefit associated with the resolution of a commercial matter. The Company is liable for funding the jackpot wins from the pool of funds collected and accrues the jackpot amount. The Company regularly performs analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.

Internet casino licensing and associated support fees constitute our core revenue base, representing 75.3% of our total revenue in 2009 (2008: 68.0%). While casino fees declined in absolute dollars they have increased as a percentage of total revenue because of the success of new games and the decline in poker.

We intend to continue delivering a succession of new product innovations, thereby generating additional activity and interest in our licensee sites. This in turn generates online licensee fees which will grow our casino business. While online casino fee revenue growth outside the U.S. is predicted to remain strong, we expect organic growth will be insufficient to return to the 2006 revenue base in the short-term. Consequently we continue to aggressively explore other alternatives including new licensees to increase revenues and continue to control costs as we grow revenues outside of the U.S. and return to those levels of earnings.

Internet Poker

Internet poker licensee fees declined 74.4% to $3.5 million for the year ended December 31, 2009 (2008: $13.8 million). The decrease in Internet poker revenue is primarily due to the transition of our poker network to GTECH, which reduced the number of the Company's poker licensees and increased fees paid to GTECH, the relative strength of the U.S. dollar and a decline in the overall poker industry. In March 2009, the Company completed its outsourcing of its hosted poker business to GTECH, which gives CryptoLogic's poker licensees and players access to a larger network at significantly lower cost to CryptoLogic. As expected, poker revenue declined as a small number of significant poker licensees did not migrate to GTECH and the fees that we earned were reduced by amounts paid to GTECH. The migration to the GTECH poker room has resulted in larger declines in poker revenue than expected. In 2009, the U.S. dollar was significantly stronger when compared to the euro and British pound when compared to the same period in 2008, negatively impacting poker revenue by approximately $0.6 million. Poker fees were 8.8% of total 2009 revenue (2008: 22.4%).

Branded Games

Branded games revenue was $2.8 million for the year ended December 31, 2009 (2008: $0.3 million). Branded games revenue accounted for 7.1% of total revenue in 2009 (2008: 0.5%). During the year, the Company's revenue producing games increased from 3 to 66 games at the end of 2009. The majority of the games delivered were in the second half of the year including 20 games in the third calendar quarter and 33 games in the fourth quarter. The Company expects branded game revenue to increase in 2010 as it benefits from a full year of revenue on games delivered in 2009 and from increases in the number of revenue producing games.

Branded games revenue has a "build once, license often" model generating significant economies of scale and is delivered at a substantially lower cost than Internet casino revenue as the games are hosted and maintained directly by the licensee. The branded games are generally delivered by platform providers, at their own cost, and are then made available to our mutual customers. Once delivered, licensing revenue is calculated as a percentage of a licensee's level of activity in their online casino sites. Branded games revenue is affected by the number of active players on the licensee's site and their related gaming activity.

During 2009, the Company continued to expand its portfolio of branded content including securing additional royalty rights with DC Comics for the use of *Batman, Superman* and *Wonder Woman*, among others and with Paramount Digital Entertainment for a collection of approximately 20 feature films. Including these additional royalty rights into our portfolio, which also includes Marvel characters, *King Kong, Jenga* and *Bejeweled*, will allow the Company to strengthen ongoing interest in its products, allow it to expand its licensees for both Internet Casino and branded games and better allow its licensees to attract customers to their respective sites.

On March 30, 2010, the Company delivered to Marvel a Statement of Claim regarding a breach by Marvel of certain provisions of its agreement with the Company relating to the licensing of Marvel comic book characters to CryptoLogic. Any proceeding flowing from the said Statement of Claim must proceed by way of arbitration in the City of New York and under New York law, as per the contract with Marvel.

Other Revenue

Other revenue, which includes fees for software customization, advertising and marketing services generated from our portal business and fees associated with our ecash business, decreased to $3.5 million or 37.4% (2008: $5.6 million). The decrease in other revenue is primarily due to a decrease in software customization due to timing of completion of certain projects and decreased advertising services associated with our portals business. Offsetting this decrease was an increase in ecash recoveries. Other revenues accounted for 8.8% of total revenue (2008: 9.1%).

International Diversification

CryptoLogic's global strategy has resulted in a geographically-diversified business intended to mitigate the risks of ongoing legislative uncertainty in various countries, by increasing exposure to gaming-friendly jurisdictions like the U.K., and benefiting from near-term growth opportunities in overseas markets.

Our ability to succeed in these markets depends on our licensee roster, which includes some of the most respected names in European gaming. The United Kingdom's 2005 enactment of a law to regulate online gaming continues to foster favorable growth and increased competition in the Internet gaming industry, for our customers and for CryptoLogic. With the relocation of all licensee operations to Malta, a member of the European Union, access to the European markets is strengthened. CryptoLogic continues to build partnerships, develop products, and pursue new markets.

Recurring Revenue

CryptoLogic's licensee fees reflect a revenue model based on building long-standing relationships with customers. In 2009, 91.2% (2008: 90.9%) of CryptoLogic's fee revenue was generated from software licensing and services contracts that generate recurring revenue.

Expenses

Consistent with prior years, during 2009 we incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization. Additionally, due to several factors including the decision to merge its poker-room and macro-economic factors, the Company has recorded poker-room integration costs, asset impairments and impairment of goodwill.

In 2009, total expenses decreased 22.1% to $77.6 million (2008: $99.6 million) primarily due to the impact of our cost reduction program which reduced operating and general and administrative expense. Offsetting these decreases were impairments of assets and impairment of goodwill. In 2009, the Company recorded approximately $24.8 million in non-recurring charges, of which approximately $3.0 million represents future cash outlays primarily on lease termination costs in Toronto and employee severance.

We continue to focus on maintaining close control over all discretionary expenditures as we align to the new market environment. We expect our costs to decrease in absolute terms in 2010, as we execute on the reorganization plan announced in Q4 2008 and expanded in Q4 2009.

Operating Expense

CryptoLogic's operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee stock options, licensee support, marketing, e-cash systems and support costs, customer service expense, and expenses related to regulatory compliance.

Costs associated with software development are expensed as incurred unless costs meet the criteria for deferral and amortization under Canadian Generally Accepted Accounting Principles ("Canadian GAAP").

In 2009, operating expense decreased by 28.4% or $15.8 million to $39.9 million (2008: $55.6 million). In 2009, operating expenses were 100.2% of revenue (2008: 90.4%). The decrease in operating expense was primarily due to the Company's cost reduction program executed in connection with its reorganization plan, which included outsourcing the poker-room to GTECH, reduced headcount and related costs, consulting costs and IT infrastructure costs. Operating expense also benefited from decreased ecash processing fees resulting from renegotiation of its contract terms and lower deposit levels due primarily to the migration of poker to GTECH as well as reduced marketing program related costs that we share with certain licensees. Operating costs have also benefitted by the strengthening of the U.S. dollar, which reduced operating expenses by $3.3 million in 2009. A strong U.S. dollar is generally favorable on expenses as they are generally denominated in Canadian dollars, euro and British pounds. Operating expense in 2009 also benefited from more active management of risks associated with foreign exchange movements. In 2008, the Company recorded a $6.1 million loss on foreign exchange and there was no similar loss recorded in 2009. Offsetting these decreases were increased investment in software development capability in lower cost jurisdictions.

We must continue our investment in our core product and services to help licensees grow market share and player loyalty despite the reduction in revenue. Consequently we have gaming capacity for additional licensee fees that we are aggressively looking to fill.

At December 31, 2009, CryptoLogic had 211 employees dedicated to implementing our strategy in a competitive and increasingly sophisticated market, down from 276 a year earlier.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

In 2009, G&A expense was $10.2 million or 25.6% of revenue (2008: $13.7 million or 22.2%).

The decrease in G&A expense in 2009 as compared with 2008 is a result of decreased professional fees associated with our annual audit and compliance with Sarbanes Oxley, reduced expenses for tax planning, and decreased consulting fees associated with the protection of our intellectual property. G&A expense was also positively impacted by decreased occupancy costs due to subleasing certain vacant office space.

Reorganization Charges

In November 2008, we announced a plan for reorganization of our business focused on reducing costs by outsourcing non-core activities, including integrating its poker network with one of the world's leading gaming technology and services companies, transitioning certain functions to lower cost jurisdictions and eliminating certain redundant functions. Due to continued unfavorable macro-economic conditions and lower revenue than expected, we expanded our reorganization plan and will outsource additional technology infrastructure activities, consolidate additional data center operations, and migrate additional functions to lower cost jurisdictions. This reorganization plan will result in further reductions in headcount related costs, lease termination costs due to a reduction of our leased office space in both Canada and Cyprus, and associated asset impairments. Reorganization expense recorded in 2009 was $7.1 million and comprises professional fees required to execute the plan of $1.1 million, severance of $1.1 million, lease termination costs associated with the office space in Canada of $1.8 million and associated asset impairments of $3.1 million. The Company expects future cash outlays of $3.0 million, primarily on lease termination costs in Toronto and employee severance, to fully execute the restructuring plan.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and intangible assets to support our business activities.

Amortization expense was $4.9 million, or 12.2% of revenue (2008: $5.9 million or 9.6%). The decrease in amortization reflects lower investments in computer equipment, and software licenses and the impact of asset write downs completed in Q4 2008.

Poker-Room Integration Costs

During 2008, the Company announced its plans to integrate our poker operations with a third party poker network. Accordingly, the Company identified certain assets including software development projects and certain program costs where their carrying value exceeded the fair value of these assets. Poker-room integration costs include poker related program costs of $2.5 million as well as the write off of in process software development projects of $0.4 million and other costs of $0.2 million.

Asset Impairments

The Company regularly reviews its assets for impairment. During 2009, the Company reviewed its long-term investments and noted various indicators of impairment including significant financial difficulty, restructuring activities and limited ability to operate a profitable business in the short and medium term. Furthermore, our book value was significantly in excess of our market capitalization, which was a further indication that our long-term investments may be impaired. Consequently, the Company determined that the carrying value of its long-term investments in Mobilebus, Mikoishi, Jingle and 568 Inc. were greater than their respective fair values resulting in an impairment charge of $6.3 million. The fair value of the investments was determined by discounting expected net future cash flows. The Company also reviewed certain software development projects as a result of difficult macro-economic conditions and a decline in expected future revenues, which resulted in an impairment charge of $2.7 million.

During 2008, the Company determined that the carrying values of certain software development projects and intangible assets exceeded their fair value and recorded a charge of approximately $6.7 million and $7.2 million, respectively. Furthermore, the Company determined that the carrying value of its investment in Mikoishi, a game developer located in Singapore, was greater than its fair value and recorded a $2.2 million charge.

Impairment of Goodwill

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. During the year, the results of the portals business were below expectations and the book value of the Company was significantly in excess of its market capitalization, which were both indications that the value of its goodwill was impaired. The fair value of the goodwill was determined by discounting expected net future cash flows of the portals business. As a result, the Company decided that the carrying value of the goodwill exceeded its fair value and recorded an impairment charge of $6.5 million.

Departure Costs of Former CEO

In February 2008 the former President and CEO departed the Company. The Company recorded an associated charge of approximately $3.4 million which included departure payments of approximately $2.9 million and related professional fees of $0.5 million.

Interest Income

Interest income, comprising interest earned on cash and short-term investment balances, declined to $0.4 million in 2009 (2008: $2.1 million). The decrease was as a result of lower cash balances due primarily to cash used in operating activities and lower interest rates earned on cash deposits.

Provision for Income Taxes

In 2009, despite large operating losses, we recorded an income tax expense of $1.1 million (2008: net benefit of $0.5 million) as the impairments of our long-term assets, goodwill and certain asset impairments associated with our restructuring are not immediately deductible for tax purposes and in some cases may never be deductible. The tax expense recorded in 2009 is also impacted by a $2.2 million impairment of future tax assets accumulated in jurisdictions where recoverability is no longer probable. The recoverability of the future tax assets is no longer considered probable due to expected changes in the corporate structure which will reduce operations in certain jurisdictions where losses had accumulated. Offsetting this tax expense is a benefit of $1.7 million recorded in the first quarter of 2009.

The tax benefit of $1.7 million recorded in the first quarter of 2009 is primarily a result of recent amendments to Section 261 of the Income Tax Act in Canada that permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation's "functional currency" as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars. This change resulted in a benefit to income tax of approximately $1.4 million in the first quarter of 2009. The Company recorded an additional benefit of approximately $0.3 million based on the actual tax return filed.

CryptoLogic is subject to tax in many jurisdictions. The Company is actively working to reduce the number of its subsidiaries, which will reduce the overall tax burden. The consolidated net operating loss is composed of operating losses in some jurisdictions and operating profits in others which results in a tax expense despite material consolidated net losses. Subject to significant changes in the tax rates of those jurisdictions or significant changes in our corporate structure, we generally expect a blended tax rate of approximately 15%, once we return to profitability.

Minority Interest

Pursuant to a business reorganization completed in 2007 (the "Arrangement"), CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic. As part of the Arrangement, the Company issued to shareholders of CryptoLogic Inc. either an equivalent amount of common shares of the Company or, in the case of taxable Canadian residents, exchangeable shares ("Exchangeable Shares") of CryptoLogic Exchange Corporation ("CEC"), an indirect subsidiary of the Company. The Exchangeable Shares are, as nearly as practicable, the economic equivalent of CryptoLogic's common shares. The Exchangeable Shares participate equally in voting and dividends with the shareholders of the Company. No additional Exchangeable Shares have been or will be issued. For more information, see the Management Information Circular dated April 23, 2007 available on www.sedar.com. For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, financial information reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under Canadian GAAP.

The common shares of the Company owned by CEC are considered a non-controlling interest of the Company for accounting purposes only and consequently, a proportional amount of the net earnings before minority interest is recorded as minority interest.

Minority interest will continue until all Exchangeable Shares have been exchanged into common shares of the Company or until June 1, 2014 when CEC will redeem all outstanding Exchangeable Shares in return for common shares of the Company.

Net (Loss)/Earnings

CryptoLogic recorded a net loss of $35.5 million for the twelve months ended December 31, 2009 as compared with net loss of $32.7 million for the same period in 2008. The net loss was primarily due to decreased poker and casino revenues, and $24.8 million in non-recurring charges consisting of impairments of long-term investments, reorganization costs including severance costs, costs to exit lease obligations and the write off of associated capital assets, impairment of future tax assets, and the impairment of goodwill. The non-recurring charges include approximately $3.0 million representing future cash outlays primarily on lease termination costs in Toronto and employee severance. Offsetting these amounts were increased revenue from Branded Games and decreased operating and G&A expenses.

Results of Operations – Fourth Quarter 2009

Fiscal 2009 Quarters

(In thousands of U.S. dollars, except per share data)	First	Second	Third	Fourth	**Annual**
Revenue	$ 10,133	$ 10,140	$ 9,591	$ 9,930	**$ 39,794**
Interest income	171	122	87	66	**446**
Net loss and comprehensive income	(1,296)	(6,191)	(3,204)	(24,819)	**(35,510)**
Basic loss per share	$ (0.10)	$ (0.46)	$ (0.25)	$ (1.97)	**$ (2.78)**
Diluted loss per share	$ (0.10)	$ (0.46)	$ (0.25)	$ (1.97)	**$ (2.78)**
Basic weighted average number of shares (000's)	13,820	13,820	13,820	13,820	**13,820**
Diluted weighted average number of shares (000's)	13,820	13,820	13,820	13,820	**13,820**

Fiscal 2008 Quarters

(In thousands of U.S. dollars, except per share data)	First	Second	Third	Fourth	**Annual**
Revenue	$ 19,317	$ 16,800	$ 14,049	$ 11,360	**$ 61,526**
Interest income	794	824	443	16	**2,077**
Net earnings/(loss) and comprehensive income	609	(1,493)	(5,886)	(25,968)	**(32,738)**
Basic earnings/(loss) per share	$ 0.06	$ (0.10)	$ (0.45)	$ (2.05)	**$ (2.55)**
Diluted earnings/(loss) per share	$ 0.06	$ (0.10)	$ (0.45)	$ (2.05)	**$ (2.55)**
Basic weighted average number of shares (000's)	13,932	13,934	13,866	13,820	**13,888**
Diluted weighted average number of shares (000's)	13,937	13,934	13,866	13,820	**13,888**

Revenue

Revenue in the fourth quarter was $9.9 million, a decrease of 12.6% as compared with the same period in the prior year (Q4 2008: $11.4 million).

Internet Casino

Internet casino revenue increased 17.4% to $8.7 million for the quarter ended December 31, 2009 when compared to the same period in the prior year (Q4 2008: $7.5 million). Casino revenue accounted for 88.1% of total revenue for the fourth quarter of 2009. Internet casino revenue, when compared to Q3 2009 increased by 23.2% due primarily to a revision of our estimate to discharge future jackpot payouts of $0.8 million, a non-recurring $0.8 million benefit associated with the resolution of a commercial matter, which was initially recorded in other revenue in the third quarter but reclassified to casino revenue to be consistent with prior presentation of similar items. The U.S. dollar was relatively weak during the quarter which increased revenue by $0.4 million. Offsetting this increase was a decrease in revenue at one of the Company's major licensees.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee's level of activity in the online casino site. Such revenue is affected by the number of active players on the licensee's site and their related gaming activity. In turn, these results are influenced by a number of factors such as the entertainment value of the CryptoLogic developed games, the frequency and success of new offerings and the effectiveness of the licensee's marketing programs. Internet casino revenue is also impacted by the relative strength of the U.S. dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into U.S. dollars, our functional currency.

Internet Poker

Q4 2009 Internet poker revenue decreased 79.7% to $0.5 million (Q4 2008: $2.7 million), and represented 5.5% of total revenue for the fourth quarter (Q4 2008: 23.5%). The decrease in Internet poker revenue is primarily due to the transition of our poker network to GTECH, which reduced the number of the Company's poker licensees, fees paid to GTECH, and a decline in the overall poker industry.

In March 2009, the Company completed the outsourcing of its hosted poker business to GTECH Corporation's International Poker Network. The move gives CryptoLogic's poker licensees and players access to a larger network with a combined average of 15,000 active players – at significantly lower cost to CryptoLogic. Fees from online poker are based on a percentage of the licensee's "rake" per hand in regular or ring games (the "rake" is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Players prefer poker-rooms with strong "liquidity", which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Branded Games

Branded games revenue was $1.2 million for the three month period ended December 31, 2009 (2008: $0.3 million). Branded games revenue accounted for 11.9% of total revenue in Q4 2009 (Q4 2008: 2.8%). During the quarter, the Company's revenue producing games increased from 33 to 66 games. The majority of the games delivered were late in the fourth quarter. The Company expects branded game revenue to increase in 2010 as it benefits from a full year of revenue on games delivered in 2009 and increases the number of revenue producing games.

Fees or licensing revenue from our branded games businesses are calculated as a percentage of a licensee's level of activity in their online casino sites. Such revenue is affected by the number of active players on the licensee's site and their related gaming activity. In addition, this revenue is influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensees' marketing programs.

Other Revenue

Other revenue includes revenue earned by our portals business, fees for software customization, fees for marketing support, certain commerce based transactions and other non-recurring revenue. Other revenue was negative in Q4 2009 at ($0.5) million or (5.5%) of total revenue (Q4 2008: $0.9 million). The revenue was negative due to a reclassification from other revenue to Casino revenue in Q4 2009 of a non-recurring $0.8 million benefit that was originally recorded in Q3 2009 as Casino revenue. Other revenue was also negatively impacted by lower commerce based transactions, decreased fees for software customization and fewer ecash recoveries.

Expenses

Operating Expense

CryptoLogic's operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee stock options; licensee support; marketing, e-cash systems and support costs; customer service expense; and expenses related to regulatory compliance.

Q4 2009 operating expense was $12.6 million, or 126.5% of revenue. (Q4 2008: $13.3 million or 117.4% of Q4 2008 revenue) Included in the operating expense for the quarter was a $1.5 million investment in a major re-launch of a virtual casino lobby for a major licensees and asset impairments of $1.7 million associated with the company's comprehensive balance sheet review brought on by the difficult macro-economic conditions. After normalizing for the two non-recurring items, operating expense was $9.3 million. The decrease in operating expense was primarily due to the Company's cost reduction program executed in connection with its reorganization plan resulting in reduced headcount related costs, consulting costs and IT infrastructure costs. Operating expense also benefited from decreased ecash processing fees resulting from the renegotiation of its contract terms and lower deposit levels post migration of poker to GTECH. In Q4 2008, we recorded a $1.5 million loss on foreign exchange and there was no similar loss recorded in the current quarter. Operating costs are impacted by relative strength or weakness of the U.S. dollar. A strong U.S. dollar is generally favorable on expenses as they are generally denominated in Canadian dollars, euro and British pounds. In Q4 2009, the relative weakness of the U.S. dollar against the Canadian dollar, euro and British pound increased operating expenses by approximately $0.8 million. Other items partially offsetting the decrease in operating expenses were increased investment in software development capability in lower cost jurisdictions, primarily in Eastern Europe and increased marketing program related costs as the Company invests in the businesses of its licensees.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

In Q4 2009, G&A expense was $2.5 million or 24.9% of revenue (2008: $3.7 million or 32.8%), a decrease both as a percentage of revenue and in absolute dollars. The decrease in G&A expense is due to decreased professional fees associated with our annual audit and compliance with Sarbanes Oxley, reduced expense for tax planning, and decreased consulting fees associated with the protection of our intellectual property.

Asset Impairments

The Company regularly reviews its assets for impairment. During Q4 2009, the Company completed its review of its long-term investments and noted various indicators of impairment including significant financial difficulty, restructuring activities and limited ability to operate a profitable business in the short and medium term. Consequently, the Company determined that the carrying value of its long-term investments in Mobilebus, Mikoishi, Jingle and 568 Inc. were greater than their respective fair values resulting in an impairment charge of $2.3 million. The Company also reviewed certain software development projects as a result of difficult macro-economic conditions and a decline in expected future revenues, which resulted in an impairment charge of $2.7 million.

During 2008, the Company determined that the carrying values of certain software development projects and intangible assets exceeded their fair value and recorded a charge of approximately $6.7 million and $7.2 million, respectively. Furthermore, the Company determined that the carrying value of its investment in Mikoishi, a game developer located in Singapore, was greater than its fair value and recorded a $2.2 million charge.

Reorganization Charges

In November 2008, we announced a plan for reorganization of our business after completing a comprehensive review. As a result of that review, the Company decided to reduce costs by outsourcing non-core activities, including integrating its poker network with one of the world's leading gaming technology and services companies, transitioning certain functions to lower cost jurisdictions and eliminating certain redundant functions.
The Company expanded its reorganization plan due to continued unfavorable macro-economic conditions and will outsource additional technology infrastructure activities, consolidate more of its data center operations, and migrate additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus. Reorganization expense recorded in Q4 2009 was $7.1 million and comprises professional fees required to execute the plan, severance, lease termination costs and associated asset impairments.

Net (Loss)/Earnings

Net loss in Q4 2009 was $24.8 million or $(1.97) per diluted share (Q4 2008: net loss of $26.0 million or $(2.05) per diluted share). Included in the net loss recorded in Q4 was approximately $19.9 million of non-recurring losses including asset impairments, goodwill impairment, restructuring charges and write off of the vast majority of our future tax assets.

Liquidity and Capital Resources

CryptoLogic remained debt-free in 2009 and remained highly liquid as our balance sheet at December 31, 2009 had net cash of $23.7 million (2008: $43.8 million). With the available cash resources we continue to have the financial strength and flexibility to continue to take advantage of opportunities in our markets and consider potential strategic acquisitions. Historically, we have also used cash resources to pay dividends and repurchase shares under the normal course issuer bid.

Net Cash Position

At December 31, 2009, CryptoLogic ended the year with $23.7 million of net cash (comprising cash and cash equivalents, restricted cash and security deposits) or $1.71 per diluted share (December 31, 2008: $43.8 million or $3.15 per diluted share). Included in the cash balance is $3.0 million of cash collected from licensees to pay winners of the Company's cumulative jackpot game offerings (2008: $3.2 million). The decrease in net cash of $20.1 million is primarily due to the cash impact of operating losses ($10.2 million), dividends paid ($1.4 million), increase in prepaid assets ($2.6 million) due primarily to payments to royalty providers including DC Comics, Marvel and Paramount offset by amortization, increase in accounts receivable ($1.8 million) due primarily to the outsourcing of the poker network and the increase in branded games which each have a one month delay in cash settlement, a decrease in accounts payable and accrued liabilities ($5.2 million) due to decrease in activity consistent with a cost reduction plan, capital expenditures ($0.4 million) and investments in Asia ($0.5 million). These decreases are offset by net tax refunds of $2.0 million. CryptoLogic continues to be debt free.

We pledge $0.3 million in a security deposit at year end (2008: $0.3 million). We maintain security on deposits as collateral granted to banks and payment processors that process deposit transactions on our behalf.

We are no longer required to maintain a deposit to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit (2008: $5.0 million).

At December 31, 2008, we were required to maintain a deposit of $2.2 million that would have been paid to the Company's former CEO if there had there been a change in control of the Company prior to April 30, 2009. There were no such amounts at December 31, 2009.

Operating Activities

Cash flow used in operating activities was $17.8 million for the year ended December 31, 2009. (2008: $18.6 million). Several factors contributed to the decrease in cash flow from operating activities from the prior year including, but not limited to:

> losses from operations primarily due to reduced revenues impacting cash by $10.2 million; and

> working capital movements of $7.6 million associated with increase in accounts receivable, payments to royalty providers, payments of accounts payable and accrued liabilities including amounts for reorganization of our business, offset in part by net tax refunds.

Financing Activities

In 2009, $1.4 million was used for financing activities (2008: $6.7 million) due to dividends paid of $1.4 million.

CryptoLogic did not declare a dividend for the fourth quarter 2009 and will not declare any dividends in the short-term.

Investing Activities

Investing activities provided $6.3 million in 2009 (2008: $6.2 million). The cash provided by investing activities was due to a reduction in restricted cash of $7.2 million as the Company reduced the amount to be maintained to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds, offset by capital expenditure of $0.4 million primarily associated with infrastructure improvement and investments in Jingle Inc. and Mikoishi of $0.5 million.

Working Capital

CryptoLogic's working capital at December 31, 2009 was $26.5 million or $1.91 per diluted share (December 31, 2008: $41.2 million or $2.97 per diluted share).

In the foreseeable future, we expect our cash needs to be funded through existing cash resources and operating cash flow. Our liquidity gives us the financial flexibility to continue to invest in our business and take advantage of opportunities in our markets and consider potential strategic acquisitions. Historically, our liquidity has also allowed us to pay dividends and repurchase shares under the normal course issuer bid.

User Funds Held on Deposit

User funds held on deposit decreased 26.8% to $7.9 million at December 31, 2009 (2008: $10.8 million). The decrease in user funds is due primarily to the reduction in our poker business.

Capitalization

Since inception, CryptoLogic has had neither debt nor unutilized credit facilities. At December 31, 2009, CryptoLogic had 12,794,020 common shares outstanding and 563,521 stock options outstanding. The 12,794,020 outstanding common shares excludes 1,025,031 (2008: 1,090,974) exchangeable shares in CryptoLogic Exchange Corporation ("CEC") which are entitled to be exchanged on a one-for-one basis for common shares of the Company. Including the exchangeable shares of CEC, the outstanding common shares of the Company would be 13,819,051 (2008: 13,819,051). As of March 11, 2010 there were 12,798,120 common shares of CryptoLogic outstanding and 1,020,931 exchangeable shares in CEC outstanding.

As part of the 2007 reorganization, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic. The Exchangeable Shares are, as nearly as practicable, the economic equivalent of common shares of CryptoLogic. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc. The Exchangeable Shares can be exchanged for an equivalent amount of common shares of the Company at anytime and are accounted for as a minority interest. On June 1, 2014, CryptoLogic through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price. The redemption price will be satisfied through the issuance and delivery of one common share of CryptoLogic for each Exchangeable Share. CryptoLogic has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on matters to be voted on by CryptoLogic shareholders. All outstanding options of CryptoLogic Inc. as of the date of the Arrangement were fully assumed by CryptoLogic under the same terms and conditions as originally granted by CryptoLogic Inc. The Exchangeable Shares provide those shareholders with the same voting and dividend rights as the common shares of CryptoLogic. No additional Exchangeable Shares will be issued and all stock options will give rise to the issue of additional common shares of CryptoLogic.

From December 3, 2008 to December 2, 2009, CryptoLogic has, through its Normal Course Issuer Bid, authorization to repurchase up to 1,267,871 common shares, under which we did not buy back any common shares. Under the 2007 Normal Course Issuer Bid, we repurchased and cancelled 124,905 common shares during 2008 for a total cost of $1.4 million.

Cash Commitments and Contractual Obligations

The following table summarizes our outstanding cash commitments as of December 31, 2009:

(In thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Facility leases, including lease termination fees	$ 5,074	3,425	1,318	331	–
Minimum royalty payments and purchase commitments	9,521	6,096	3,175	250	–
Total outstanding cash commitments	14,595	9,521	4,493	581	–

Total cash commitments at the end of fiscal 2009 were $14.6 million (2008: $19.5 million). The Company has entered into lease agreements for premises expiring at various periods up to September 2013.

Research and Development

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market. Research and development personnel comprised 34% of our workforce at 2009 year end (2008: 34%).

Critical Accounting Estimates

CryptoLogic's accounting policies are specified in the notes to our financial statements, in particular note 1. The accounting estimates discussed below are considered particularly important as they require judgments by management. Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

Each time progressive jackpot casino games are played by an end user a specified amount is added to the "Jackpot". The Jackpot is won by a player on a random basis and is not predictive. Once a Jackpot is won, the progressive Jackpot game is reset with a predetermined amount. The Company is liable for funding the Jackpot wins as well as amounts required to reset the progressive jackpot game from the pool of funds collected from participating licensees. The reset amount is provided for up to the predetermined amount, as wagering occurs.

The Company regularly performs analyses of the accumulation of jackpot funds and amounts required to address jackpot payouts. During the fourth quarter of 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot. The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $0.8 million.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters. Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled. During the year, the Company reviewed its accounting for certain contingencies and determined $0.8 million (2008: $1.0 million) was no longer required, which increased revenue by a corresponding amount.

The Company regularly reviews its long-term assets, comprising capital assets, intangible assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability generally requires the Company to estimate the fair value of the long-term asset, which requires the Company to make assumptions and judgments on several items including, but not limited to, the future cash flows that will be generated by these assets and the appropriate discount rate to apply to those cash flows. Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

Accounting for both current and future tax requires the Company to make assumptions, judgments and estimates about current tax laws, which require certain interpretations of tax laws in several jurisdictions around the world as well as possible outcomes of current and future audits conducted by the respective tax authorities. The Company has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although the Company believes our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of the current and any future tax audits could significantly impact the amounts provided for income taxes in its consolidated financial statements.

The Company's assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause the Company's actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

The Company has a stock option plan where the amount of compensation expensed is determined using an option pricing model. In addition, the Company provides a long-term incentive program where the amount of the compensation expensed is determined based on estimated performance criteria and the Company's stock price. Calculations for these plans with the necessary assumptions inherently mean judgments are required by management.

Recently Issued and Adopted Accounting Pronouncements

Recently Issued Accounting Pronouncements
International Financial Reporting Standards ("IFRS")

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

In June 2008 the Canadian Securities Administrators ("CSA") issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by us for our previous year ended, and of the opening balance sheet as at the date of adoption.

We intend to adopt IFRS for the accounting period commencing January 1, 2011 and we are continuing to assess the financial reporting impacts of the adoption of IFRS. We expect financial reporting impacts to deferred tax, intangible assets and share-based payments, however, the impact on future financial position and results of operations is not reasonably determinable or estimable at this time. We do anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS, has been completed.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Phase Two is underway, but has not yet been completed and while certain differences have been identified, we do not believe these will have any significant financial statement impact.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across our finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

Related Party Transactions

In the normal course of operations, the Company had engaged the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $0.06 million in 2009 (2008: $0.4 million). At December 31, 2009, there were no amounts outstanding (2008: $0.03 million).

During 2008, the Company also engaged another law firm in which one of its board members is a partner, but the fees were not material. As at December 31, 2009, there were no amounts outstanding.

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures' as of the end of the period covered by this Management's Discussion and Analysis was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles and reconciled to United States GAAP. It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and that prevention or timely detection of the unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual or interim financial statements of the Company, is assured.

Management assessed the effectiveness of internal control over financial reporting as at December 31, 2009. Management based its assessment on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and concludes that, as of December 31, 2009, internal control over financial reporting is effective.

Changes in Internal Controls

There have been no changes in our "internal control over financial reporting" that occurred during the quarter ended December 31, 2009 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

Risks and Uncertainties

An investment in the Company involves significant risks. Accordingly, prospective investors should consider carefully the specific risk factors set out below in addition to the other information contained in this document before investing in the Company. CryptoLogic considers the following risks to be all of the material risks for potential investors, but these risks do not necessarily comprise all those associated with an investment in the Company and are not set out in any particular order or priority. Additional risks and uncertainties not presently known to CryptoLogic, or that the Board currently considers immaterial, may also affect the business, financial condition, results or future operations of the Company and the trading price of the common shares. If any of the following risks materialize, the business, financial conditions, results or future operation could be materially and adversely affected. In such circumstances, the trading price of the common shares could decline and investors could lose part or all of their investment. Before making any investment decision, prospective investors are advised to consult an independent adviser who specializes in advising upon investments.

Our Market

CryptoLogic aims to be the online software developer of choice to a range of the world's best known entertainment brands. Our activities address a rapidly evolving and growing global market. The marketplace is dominated by Europe where the e-gaming sector has a well established foothold and enjoys a high profile. An increasing following is becoming evident in the emerging economies of Eastern Europe. Meanwhile, the U.S. market remains closed and the Asia market restricted due to current legislative stipulations in those areas. CryptoLogic is well placed to take advantage of opportunities in all markets as and when these become available.

Market Summary

→ both geographically and in terms of individual gaming sectors, CryptoLogic has a leading position in the provision of high quality, innovative games

→ our games are designed to meet increasingly sophisticated levels of end-user demand

→ with our new partnering arrangements with customers, we can vigorously expand our range of products into the heart of the modern entertainment arena using many of the best known action and entertainment characters so popular with today's audiences

Specialities

CryptoLogic specialises in the following areas of the Internet gaming market:

- Hosted casinos (voted the best casino games 5 years in a row)
- Online poker (outsourced in 2009 to GTECH)
- A range of in-house developed branded games licensed to third party operators

Since 2008, we have increasingly sought to create innovative, new games in partnership with globally respected entertainment specialists based on some of their best known proprietary action and entertainment characters such as Wonder Woman, Batman and Superman.

Market Trends

A number of wider consumer trends are becoming evident which provide the impetus to accelerate the development of new games and applications. It is our intention to "lead the game" in these areas, too.

- For example, our Center for Innovation is developing new games to cater for the precipitous rise of social networking. This phenomenon will see the blurring of the lines between games of skill and games of chance and a move away from the more traditional one-on-one betting games towards games played person-to-person on hand-held devices in separate locations.
- In turn, this will give rise to the development of more skill-based games.



Since 2008, we have increasingly sought to create innovative games in partnership with globally respected entertainment specialists.

Board of Directors



1. David Gavagan
Chairman

David M.J. Gavagan was the co-founder and managing/senior partner of Hibernia Capital Partners, where he served in this capacity from 1996 until the fund closed in 2006. Hibernia Capital Partners was a private equity fund manager. At present, Mr. Gavagan is a self-employed Chartered Accountant and serves as a non-executive director on a number of private companies. Mr. Gavagan was appointed Chairman of the Board at the annual shareholder's meeting on June 3, 2009.

2. Brian Hadfield
President and Chief Executive Officer

Brian Hadfield was appointed as the Company's President and Chief Executive Officer on February 27, 2008, and has been a Director of the Board since May 30, 2007. He had held progressively more senior positions at Unisys Limited from 1984 to 2005 and for the period 2000 to 2005 was its Managing Director.

3. Stephen Taylor
Chief Financial Officer

Stephen B. Taylor, CA was appointed Chief Financial Officer of the Company on August 8, 2005 and brings more than two decades of experience in financial and business management, public markets, and mergers and acquisitions. Mr. Taylor is a Chartered Accountant. Previous posts included senior financial and corporate roles at Derlan Industries, a TSX-listed aerospace company, an early-stage private software company and Vice President of Mergers and Acquisitions with Ernst & Young's corporate finance practice. Mr. Taylor spent the first 11 years of his career with Coopers & Lybrand (now PricewaterhouseCoopers) auditing multinational clients in the manufacturing, mining and financial services sectors.

4. Thomas Byrne
Director
Thomas Byrne is a Chartered Accountant and a Chartered Director. He was a partner in a global accounting firm before joining Ireland's largest brokerage firm where he was head of Corporate Finance. He set up his own corporate advisory company in 2001. Mr. Byrne is Chairman of the Board's Audit Committee. He served as Chairman of the Audit Committee of EcoSecurities Group Plc until it was privatised in late 2009. In addition to serving on the boards of SWIP 11 PLC., the Irish Takeover Panel, and the Institute of Directors in Ireland he is also a non-executive director of a number of Irish private companies.

5. Stephen Freedhoff
Director
Stephen H. Freedhoff, CA, CFP has been a self-employed consultant since July 1999. Prior to that, he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff had been a Director of the Company from May 1, 2003 to June 30, 2007, and had also served as Chairman of the Board's Audit Committee until May 31, 2007. He rejoined as a Director of the Company on February 27, 2008, and served as Chairman of the Board's Remuneration Committee until June, 2009. Mr. Freedhoff is also a non-executive directorat CryptoLogic Exchange Corporation.

6. James Wallace
Director
James Wallace, FCA Mr. Wallace is a professional public company director, who currently sits on the boards of two public companies in the United Kingdom. He is currently Chairman of Scapa Group plc, the senior independent non-executive director and Audit Committee Chairman of NCC Group plc, and also a non-executive director of the Manchester Airport Group. Previously Mr. Wallace served as Chairman of Bodycote International plc until 2008, and senior independent nonexecutive director of Holidaybreak plc until 2008. Mr. Wallace also served as Chairman of Sigma Capital Group plc until 2008 and Chairman of the Audit Committee of Sanctuary Group plc until 2007. Mr. Wallace is also a chartered accountant by profession.

7. Robert Stikeman
Director
Robert H. Stikeman served as Chairman of the Board from May 2003 until June 2009, and continues to serve as a Director having done so since May 30, 2002 and also has served as the Company's Secretary from 1996 until June 2009. He has been a partner for the past 20 years in Stikeman Keeley Spiegel & Pasternack LLP, a Toronto, Canada law firm he was instrumental in establishing. Mr. Stikeman holds non-executive directorships at Burnstone Ventures Inc., Isign Media Solutions, Inc. and CryptoLogic Exchange Corporation.



In 2009, we launched more new games than ever before in our history.

Our Offering

Above all else, it is the quality of our products which marks CryptoLogic out as the leader in its sector. Our games are widely respected and recognised as some of the best currently available anywhere in the world. Working in partnership with customers and responding to new social trends, we are full of innovative ideas for new games which will continue our lead in the market and which, we believe, will drive future demand from clients and players alike.

A Record Year
In 2009, we launched more new games than ever before, 47 in all. But that is only a sample of the games contained in our Center for Innovation's development pipeline which will be ready for market launch in the years ahead. Each of these represents an extension of CryptoLogic's grip on the market as well as offering the prospect of diverse new revenue streams. Together with our reputation for customer service, quality and innovation, CryptoLogic has the raw material to continue to lead the industry well into the future.

Responding to Demand
E-gaming is rapidly evolving. There is constant demand for the "new" from customers and players who quickly become accustomed to new technologies in the entertainment and communications fields. This fits well with our constant drive to innovate and our on-going investment in new technology and capabilities. Yes, we respond to demand but, in many cases, our innovations (for example our soon to be launched 3D games) actually create demand in the first place.

Some of our best known games:

- *Wonder Woman*
- *Superman*
- *Batman*
- *Jenga*
- *Call of Duty 4*
- *Street Fighter*
- *Monkeys to Mars*

Offering Summary

- CryptoLogic's reputation for excellence rests firmly on the quality of our games
- we are determined to maintain our dominant position in the industry by:
  - developing new, exciting games which meet the demands of an increasingly sophisticated audience
  - developing games in new areas such as those based on popular movie characters such as Braveheart, Forrest Gump and Ghost. These – and others – are available to us through our new partnering relationship with global entertainment companies such as Paramount
  - developing new games which take advantage of new hand-held technologies now commonplace in smart phones
  - developing new games based on new social networking demands

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of CryptoLogic Limited and its subsidiaries and all the information in Management's Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on best estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in Management's Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

The Company policy is to maintain systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information including the preparation of the consolidated financial statements and accompanying notes is relevant, accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Company's annual consolidated financial statements, the external auditors' report and other information in the Annual Report. The Audit Committee reports its findings to the Board for consideration by the Board when it approves the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

On behalf of the shareholders, the 2009 consolidated financial statements have been audited by Grant Thornton, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Grant Thornton has full and free access to the Audit Committee.



Brian Hadfield
President and Chief Executive Officer



Stephen B. Taylor
Chief Financial Officer

Independent Auditors' Report

To the Shareholders of CryptoLogic Limited (Formerly CryptoLogic Inc.)

We have audited the accompanying consolidated balance sheets of CryptoLogic Limited (formerly CryptoLogic Inc.) as at December 31, 2009 and 2008 and the consolidated statements of (loss)/earnings and comprehensive (loss)/income, (deficit)/retained earnings, and cash flows for each of the years in the two year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CryptoLogic Limited as at December 31, 2009 and 2008 and the results of its operations and cash flows for each of the years in the two year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from those generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.



Chartered Accountants

Dublin, Ireland
March 30, 2010

Auditors' Report to the Shareholders

We have audited the consolidated balance sheet of CryptoLogic Limited (formerly CryptoLogic Inc.) as at December 31, 2007 and the consolidated statement of earnings and comprehensive income, retained earnings and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.


KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 17, 2008

Consolidated Balance Sheets

(In thousands of U.S. dollars)

December 31, 2009 and 2008

	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	**$ 23,447**	$ 36,348
Restricted cash (note 2)	–	7,175
Security deposits (note 2)	**250**	250
Accounts receivable and other	**7,972**	6,002
Income taxes receivable (note 16)	**681**	653
Prepaid expenses	**9,426**	6,564
	41,776	56,992
User funds held on deposit (note 3)	**7,929**	10,833
Future income tax (note 16)	**1,549**	1,930
Capital assets (note 4)	**7,774**	18,703
Long-term investments (note 5)	**-**	5,821
Intangible assets (note 6)	**4,342**	4,982
Goodwill (note 6)	**-**	6,545
	$ 63,370	$ 105,806
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued liabilities (note 11)	**$ 13,156**	$ 15,356
Income taxes payable (note 16)	**2,157**	413
	15,313	15,769
User funds held on deposit (note 3)	**7,929**	10,833
Future income tax (note 16)	**384**	382
	23,626	26,984
Minority interest (note 7)	**2,948**	6,382
Shareholders' equity: (note 8)		
Share capital (note 9)	**33,916**	33,552
Stock options (note 10)	**7,633**	6,856
(Deficit)/retained earnings	**(4,753)**	32,032
	36,796	72,440
Commitments and contingencies (note 11)		
Canadian and United States accounting policy differences (note 21)		
	$ 63,370	$ 105,806

See accompanying notes to consolidated financial statements.

On behalf of the Board:





David Gavagan
Director, Chairman

Stephen B. Taylor
Director

Consolidated Statements of (Loss)/ Earnings and Comprehensive (Loss)/Income

(In thousands of U.S. dollars, except per share disclosure)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Revenue (note 19)	**$ 39,794**	$ 61,526	$ 73,659
Expenses:			
Operating	**39,867**	55,645	49,436
General and administrative	**10,181**	13,660	10,166
Reorganization (note 13)	**7,111**	1,390	5,666
Goodwill impairment (note 6)	**6,545**	–	–
Asset impairments (notes 4 and 5)	**8,987**	16,094	–
Poker room integration costs (note 15)	**–**	3,124	–
Departure costs for former CEO (note 14)	**–**	3,400	–
Finance	**83**	359	550
Amortization	**4,856**	5,931	6,566
	77,630	99,603	72,384
(Loss)/earnings before the undernoted	**(37,836)**	(38,077)	1,275
Interest income	**446**	2,077	6,217
Non-operating income (note 20)	**–**	102	–
(Loss)/earnings before income taxes and minority interest	**(37,390)**	(35,898)	7,492
Income taxes charge/(recovery) (note 16):			
Current	**664**	542	4,056
Future	**419**	(1,026)	(3,063)
	1,083	(484)	993
(Loss)/earnings before minority interest	**(38,473)**	(35,414)	6,499
Minority interest (note 7)	**(2,963)**	(2,676)	971
Net (loss)/earnings and comprehensive (loss)/income	**$ (35,510)**	$ (32,738)	$ 5,528
(Loss)/earnings per common share (note 12):			
Basic	**$ (2.78)**	$ (2.55)	$ 0.47
Diluted	**$ (2.78)**	$ (2.55)	$ 0.47

See accompanying notes to consolidated financial statements.

Consolidated Statements of (Deficit)/Retained Earnings

(In thousands of U.S. dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Retained earnings, beginning of year	**$ 32,032**	$ 70,855	$ 78,857
Net (loss)/earnings	**(35,510)**	(32,738)	5,528
Dividends paid, excluding those paid to CEC shareholders	**(1,275)**	(4,992)	(6,408)
Reduction due to minority interest (note 7)	**–**	–	(7,122)
Excess of purchase price of treasury shares over stated value	**–**	(1,093)	–
(Deficit)/retained earnings, end of year	**$ (4,753)**	$ 32,032	$ 70,855

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows (used in)/provided by operating activities:			
Net (loss)/earnings	**$ (35,510)**	$ (32,738)	$ 5,528
Adjustments to reconcile earnings to cash (used in)/provided by operating activities:			
Amortization	**4,856**	5,931	6,566
Asset impairments	**8,987**	16,094	–
Goodwill impairment	**6,545**	–	–
Poker room integration costs	**–**	3,124	–
Reorganization costs to be paid	**2,924**	658	–
Impairments of capital assets	**4,020**	–	–
Unrealized (gain)/loss on forward contract	**(252)**	536	–
Future income taxes	**419**	(1,026)	(3,063)
Minority interest	**(2,963)**	(2,676)	971
Stock options	**777**	1,895	3,714
	(10,197)	(8,202)	13,716
Change in operating assets and liabilities:			
Accounts receivable and other	**(1,766)**	2,821	(3,106)
Prepaid expenses	**(2,610)**	1,212	(1,285)
Accounts payable and accrued liabilities	**(5,211)**	(9,434)	(23,612)
Income taxes payable	**2,011**	(4,988)	2,402
	(17,773)	(18,591)	(11,885)
Cash flows used in financing activities:			
Dividends paid, including those paid to CEC shareholders	**(1,381)**	(5,426)	(6,678)
Issue of capital stock	**–**	189	3,878
Repurchase of capital stock	**–**	(1,419)	–
	(1,381)	(6,656)	(2,800)
Cash flows provided by/(used in) investing activities:			
Purchase of capital assets	**(445)**	(4,535)	(13,057)
Purchase of long-term investments	**(477)**	(2,695)	(5,326)
Decrease/(increase) in restricted cash	**7,175**	13,401	(20,576)
Cash paid for Casino.co.uk	**–**	(1,254)	(6,098)
Decrease in security deposits	**–**	1,250	–
Cash paid for acquisition of Parbet.com	**–**	–	(11,770)
Proceeds from sale of short-term investments	**–**	–	50,000
	6,253	6,167	(6,827)
Decrease in cash and cash equivalents	**(12,901)**	(19,080)	(21,512)
Cash and cash equivalents, beginning of year	**36,348**	55,428	76,940
Cash and cash equivalents, end of year	**$ 23,447**	$ 36,348	$ 55,428
Supplemental cash flow information:			
Income taxes paid/(refunds received), net	**$ (1,051)**	$ 4,763	$ 1,842
Interest received	**388**	1,637	6,243
Non-cash portion of options exercised	**–**	83	1,883

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

CryptoLogic Limited and its subsidiaries (the "Company") is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators. The Company also licenses individual games, generally with branded content, to licensed gaming operators ("Branded Games"). The Company earns substantially all of its revenue from the hosting and service arrangements for the operation of online casino and poker games on behalf of licensed casinos and licensing Branded Games to licensed operators. Substantially all of the Company's revenue is earned in U.S. dollars, British pounds and euro from licensees located outside of North America. Revenue from the top seven licensees constituted 82% (2008: 81%; 2007: 79%) of revenue. The Company's functional currency is the U.S. dollar and, consequently, it measures and reports its results in U.S. dollars.

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the "Arrangement") and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement, became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation ("CEC"), an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these consolidated financial statements, as required under Canadian generally accepted accounting principles ("Canadian GAAP") (note 7).

1. Significant Accounting Policies:

The consolidated financial statements are prepared in accordance with Canadian GAAP. Note 21 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements. Certain amounts included in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements. A summary of significant accounting policies is set out below:

(a) Basis of Presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b) Revenue Recognition:

The Company earns its revenue primarily from:

- hosting and services arrangements related to the design and operation of casino and poker sites on the Internet on behalf of licensed operators ("Hosted Casino");
- licensing individual games, generally with branded content to licensed operators ("Branded Games");
- advertising revenue generated on websites operated by the company; and
- customizing its software for specific licensees and commerce-based transactions.

Revenues from Hosted Casino and Branded Games are recognized as the services are performed, on a daily basis, at the time of the gaming transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gaming profits, net of certain shared expenses (e.g. promotion costs). In addition, the Company generally receives a standard monthly fee for the provision of hosting and related services from Hosted Casino licensees.

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1. Significant Accounting Policies: (continued)

Advertising revenues, which are included in other revenue, are generated by display advertising on casino.co.uk and winneronline.com. Revenue is earned and recognized as "impressions" are delivered, "click-throughs" occur or "affiliate revenue" is generated. An "impression" is delivered when an advertisement appears in pages viewed by users. A "click-through" occurs when a user clicks on an advertiser's listing. "Affiliate revenue" is generated when a player is referred from one of the company's advertising portals to a separate online gaming site and earns a percentage of the revenue generated by that player.

Revenue from the initial customization of the software graphics, sound and texts to the specifications of the licensees, or other services contemplated at the date the contract was executed is recognized on a straight-line basis over the term of the hosting and services agreements. Revenue from customizations ordered subsequent to and not contemplated at the contract date are generally considered as a separate unit of accounting and recognized as the work is performed.

Interest income is recognized on an accrual basis.

(c) Cash and Cash Equivalents:

Cash and cash equivalents include highly liquid investments which are readily convertible into known amounts of cash that generally have maturity dates of 90 days or less. As described in note 1 (e), cash and cash equivalents are stated at fair value as at December 31, 2009 and 2008.

(d) Royalties:

The Company licenses various royalty rights, generally on an exclusive basis, for branded content to use in Internet casino games. At December 31, 2009 the company licensed rights from DC Comics, Paramount Digital Entertainment, Marvel, King Kong and Jenga among others. Royalties are calculated using the percentage of gross revenue generated as agreed. Generally these arrangements include material prepayment of royalties. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these royalties is recorded as a reduction of revenue in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/Income.

(e) Financial Instruments:

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments – Recognition and Measurement ("Section 3855"); Section 3861, Financial Instruments – Disclosure and Presentation ("Section 3861"); and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.

Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. The impact of adopting the accounting for financial instruments did not have a material impact on the Company's results of operations.

On January 1, 2008 the Company adopted CICA Handbook Section 3862, Financial Instruments – Disclosure ("Section 3862"); Section 3863, Financial Instruments – Presentation ("Section 3863") and Section 1535, Capital Disclosures ("Section 1535").

Section 3862 requires disclosure in the financial statements that enables users to evaluate the significance of financial instruments for a company's financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The adoption of section 3862 did not have a material impact on the Company's financial statements in either the current or prior periods.

1. Significant Accounting Policies: (continued)
In June 2009, the CICA amended Section 3862, "Financial Instrument – Disclosures', to include additional disclosure requirements over fair value measurement for financial instruments and liquidity risk disclosures including the introduction of a three-level hierarchy that reflects information inputs used in making the fair value measurements. Level 1 is reserved for quoted prices in active markets for identical assets or liabilities, level 2 is reserved for information other than quoted prices observed in an active market and level 3 are for informational inputs that are not based on observable market data. Fair value measurements that relied on level 3 data also require the disclosure of the valuation technique used. The Company has recorded fair value measurements on its long-term investments. See note 5 for the required disclosures.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This Section complements the existing Handbook Section 3861, Financial Instruments – Disclosure and Presentation and applies to certain liability instruments issued by a company. The adoption of section 3863 did not have a material impact on the Company's financial statements in either the current or prior periods.

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. See note 8 for the required disclosure.

In January 2009, the Accounting Standards Board ("AcSB") issued Emerging Issues Committee 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities ("EIC-173"), that provided guidance on the recognition and measurement of certain financial assets and financial liabilities carried at fair value in accordance with Section 3855. EIC-173 concluded that the fair value of financial assets and financial liabilities, including derivative instruments, must take into account the Company's credit risk as well as the counterparty. EIC-173 must be applied retroactively without restatement of prior periods. The adoption of EIC-173 did not have a material impact on the Company's financial statements in either the current or prior periods.

Financial Assets Held-for-Trading:
The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings. Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Loans and Receivables:
Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at December 31, 2009 and December 31, 2008.

Financial Liabilities Recorded at Amortized Cost:
All accounts payable, accrued liabilities and liabilities for user funds held on deposit are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at December 31, 2009 and December 31, 2008.

Financial Assets Available-for-Sale:
Long-term investments are classified as available-for-sale assets which are measured at fair value. Temporary changes in fair value of long-term investments are recognized in comprehensive income. Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of (loss)/earnings and comprehensive (loss)/income. Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

Section 3855 requires the Company to identify derivative instruments embedded in non-derivative contracts ("Embedded Derivatives") that require separation from the host contract and measure those Embedded Derivatives at fair value. Subsequent changes in fair value of Embedded Derivatives are recognized in earnings in the year the change occurs.

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1. Significant Accounting Policies: (continued)

(f) Capital Assets:
Capital assets are stated at cost less accumulated amortization. Once an asset is put into use, amortization is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment	Diminishing balance	40%
Office furniture and equipment	Diminishing balance	25%
Computer software and licenses	Straight line	3-5 years
Capitalized software development	Straight line	7 years
Leasehold improvements	Straight line	Term of Lease

(g) Software Development:
Costs related to the development of software are expensed as incurred unless such costs meet the criteria for capitalization under Canadian GAAP. The Company capitalizes certain computer software development costs incurred for products designed for internal use. Capitalized software development costs are included in capital assets.

(h) Provision for Jackpots:
Several of the Company's licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game. Once a jackpot is won, the progressive jackpot game is reset with a predetermined amount. The Company is liable for funding the jackpot wins as well as amounts required to reset the progressive jackpot game from the pool of funds collected and accrues the jackpot amount for all games on a monthly basis. The reset amount is accrued, up to the predetermined amount, as wagering occurs. The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities.

The Company regularly performs an analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts. During the fourth quarter of 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot. The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $841.

At December 31, 2009, accounts payable and accrued liabilities include $3,020 in jackpot provisions (2008: $3,152). This amount is sufficient to cover the full amount of any required pay-out.

(i) Income Taxes:
The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the enactment or substantive enactment date.

(j) Stock-based Compensation:
(i) Stock Options:
The Company has a stock option plan for directors, officers and other key employees. The Company applies the fair value method to all grants of stock options. Stock option grants are accounted for as capital transactions at the time of the grant and are reflected as stock options in shareholders' equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock and the expected life of the options. The estimated fair value of the options is recorded in the consolidated statements of (loss)/earnings and comprehensive (loss)/income as stock compensation expense over the options' vesting periods. Upon exercise of stock options, the accumulated stock compensation expense recorded and the consideration paid are credited to share capital.

1. Significant Accounting Policies: (continued)

(ii) Long-term Incentive Plan:

From January 1, 2005 to January 31, 2007, the Company offered long-term incentive plans for its officers and directors (the "Plans"). The Plans provide for the granting of performance share units to retain certain individuals and reward participants for achieving various targets including, but not limited to, the growth in the Company's earnings per share, and share price, with vesting generally over a three-year performance period.

When the performance and vesting criteria are met, the awards are settled in cash. The liability for these awards is recognized if the Company determines that it is probable that the targets of the Plans will be achieved and are included in accounts payable and accrued liabilities on the consolidated balance sheets.

Changes in this liability, which arise from fluctuations in the Company's stock price and estimated future diluted earnings per share, are recorded in operating costs over the vesting period.

(k) Employee Benefits:

The company contributes to a defined contribution pension plan on behalf of certain employees. Obligations for contributions to defined contribution pension plans are recognized as an expense in the consolidated statements of (loss)/earnings and comprehensive (loss)/income when they are due.

(l) Foreign Currency Translation:

Monetary items denominated in currencies other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items and related amortization are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses other than amortization are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statements of (loss)/earnings and comprehensive (loss)/income.

(m) Goodwill and Intangible Assets:

The Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets ("Section 3064"), effective from January 1, 2009, which converges accounting for goodwill and intangible assets under Canadian GAAP with International Financial Reporting Standards. The new standard provides more comprehensive guidance on intangible assets, particularly for internally developed intangible assets. The adoption of Section 3064 did not have a material impact on the Company's financial statements in either the current or prior periods.

Intangible assets consist of customer lists, brand names and domain names acquired and are initially carried at cost. The carrying value of intangible assets is reviewed if indications of impairment exist. See note 6 for further discussion. Intangible assets are amortized on a straight-line basis over the useful lives of the respective assets as follows:

Customer lists	3-7 years
Brand names	12 years
Domain names	12 years

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less assumed liabilities, based on their fair values.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of the reporting unit exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of (loss)/earnings and comprehensive (loss)/income.

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1. Significant Accounting Policies (continued)

For the year ended December 31, 2009 the Company assessed impairment of goodwill and has determined that it was impaired by $6,545 (December 31, 2008 and 2007 no impairment in value). See note 6 for discussion.

(n) Earnings per Common Share:

Shares of the Company and of CEC are participating securities and, accordingly, earnings per share is calculated using the two class method. The two class method determines earnings per share for the Company's common shares and CEC shares according to dividends declared and participation rights in undistributed earnings, which in the case of the Company are equal. The Company uses the treasury stock method in computing diluted earnings per common share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share. It assumes that any proceeds would be used to purchase the Company's common shares at the average market price.

(o) Variable Interest Entities:

Variable interest entities ("VIEs") include entities in which holders of the equity investment at risk lack the characteristics of a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties. Entities meeting these criteria are consolidated by the primary beneficiary.

Management assessed the Company's operations and relationships and concluded that there are no VIEs in respect of which the Company is the primary beneficiary. Accordingly, no VIEs are consolidated.

(p) Use of Estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, including, but not limited to, the jackpot provision, the estimated useful lives of tangible and intangible assets, stock-based compensation, recoverability of future tax assets and liabilities and the reported amounts of revenue and expenses. Actual amounts could differ from those estimates.

The Company regularly performs analyses of the accumulation of jackpot funds and amounts required to address jackpot payouts and resets. During the fourth quarter of 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot. The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $841. The effect on future periods resulting from the change in accounting estimate is not readily determinable as it is dependant on the timing of jackpot wins.

During the third quarter of 2009, the Company revised its estimate for liabilities in respect of intellectual property matters based on new facts and circumstances including changes to the relevant case law resulting in a reduction in accrued liabilities and a corresponding increase in revenue of $750.

During the first quarter of 2008, the Company revised its estimate liabilities in respect of intellectual property matters based on new facts and circumstances including recent negotiations resulting in a reduction in accrued liabilities and a corresponding increase in revenue of $1,000.

During 2009 and 2008, the Company reviewed its e-cash operations and determined that certain provisions associated with its commerce based transactions should not be recorded, and further that, based on new facts and circumstances, certain estimates should be revised. Accordingly, approximately $1,700 that was recorded as a liability for future payments was no longer required. (2008: $1,200) These changes were recorded in revenue in the accompanying statements of (loss)/earnings and comprehensive (loss)/income.

(q) Long-lived Assets:

Long-lived assets comprise capital assets and intangible assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or groups of assets and its eventual disposition. Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset. See notes 4 and 6 for discussions of the impairments.

1. Significant Accounting Policies: (continued)

(r) Recent Accounting Pronouncements:

International Financial Reporting Standards ("IFRS"):
In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

In June 2008, the Canadian Securities Administrators ("CSA") issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company intends to adopt IFRS for the accounting period commencing January 1, 2011 and is continuing to assess the financial reporting impacts of the adoption of IFRS. The Company expects financial reporting impacts to deferred tax, intangible assets and share-based payments. However, the impact on future financial position and results of operations is not reasonably determinable or estimable at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS, has been completed.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Phase Two is underway, but has not yet been completed and has not yet identified any significant financial statement impacts.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company's finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

2. Security Deposits and Restricted Cash:

Security deposits are amounts held by the Company's bank as collateral provided to payment processors that process deposits and credit card transactions.

At December 31, 2009, the Company has no restricted cash. At December 31, 2008 restricted cash comprised a required deposit of $5,000 to support a letter of credit to the Lottery Gaming Authority of Malta ("LGA") to support user funds on deposit. In July 2009 the LGA agreed that the $5,000 letter of credit was no longer required and the letter was returned to the Company. Under a revised arrangement with the LGA, the Company is required to maintain funds in a designated bank account which, at all times, are not less than user funds held on deposit. At December 31, 2008, restricted cash also included $2,175, held in escrow, that would have been paid to the Company's former CEO had there been a change in control of the company prior to April 30, 2009. As there was no change in control of the Company, no amounts were paid and the restriction has expired.

3. User Funds Held on Deposit:

User funds held on deposit represent amounts deposited by end users of licensees for playing online games. These funds are treated as deposits of the end users until such games are played.

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

4. Capital Assets:

	Computer equipment	Office furniture and equipment	Computer software licenses	Capitalized software development	Leasehold improvements	Total
Cost						
Balance, January 1, 2009	$ 13,175	$ 2,084	$ 10,239	$ 8,300	$ 5,807	$ 39,605
Additions	67	78	80	–	220	445
Disposals	–	(59)	–	–	–	(59)
Impairments	(7,869)	(1,090)	–	(3,552)	(3,463)	(15,974)
SRED rebate	–	–	–	(448)	–	(448)
Balance, December 31, 2009	5,373	1,013	10,319	4,300	2,564	23,569
Amortization						
Balance, January 1, 2009	(9,795)	(1,274)	(8,490)	–	(1,343)	(20,902)
Charge for the year	(1,350)	(168)	(1,181)	(862)	(652)	(4,213)
Impairments	6,645	791	–	862	966	9,264
Amortization on disposals	–	56	–	–	–	56
Balance, December 31, 2009	(4,500)	(595)	(9,671)	–	(1,029)	(15,795)
Net book value						
Balance, December 31, 2009	**$ 873**	**$ 418**	**$ 648**	**$ 4,300**	**$ 1,535**	**$ 7,774**
Balance, December 31, 2008	$ 3,380	$ 810	$ 1,749	$ 8,300	$ 4,464	$ 18,703

Amortization expense of capital assets during the year was $4,216 (2008: $4,306; 2007: $5,361). During 2009 and 2008, there were no changes in the estimated useful lives of computer equipment and office furniture and equipment.

During 2009, as part of the Company's reorganization plan, the Company implemented a number of cost saving measures including a data center rationalization, reducing the number of data centers from eleven to five, consolidating the number of servers in use and performing a comprehensive review of surplus computer and office furniture and equipment arising out of employee terminations. As a result of this review the Company determined that certain assets were impaired and accordingly recorded an impairment charge to computer equipment and office equipment of $1,224 and $299 respectively. In addition, in December 2009, the Company opted to exercise its right to early termination of one of its leased properties. See note 13 for further discussion. The Company determined that the leasehold improvements associated with the property were impaired and accordingly recorded an impairment change of $2,497. All amounts have been recorded in the consolidated statements of (loss)/earnings and other comprehensive (loss)/income.

During 2009, as a result of difficult macro-economic conditions and a decline in expected future revenues, the Company performed an impairment review on software development projects associated with the software gaming platform ("Agile") designed to support multiple gaming methods. The Company completed a valuation of these capitalized software development costs using the relief-from-royalty method which includes estimating the net cash flows expected from these projects and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net cash flows.

Using this approach, the Company determined that the carrying amounts of these assets exceeded their fair value. Consequently, the Company recorded an impairment loss of $2,690, the amount by which the carrying value exceeded the estimated fair value. This impairment loss is included in asset impairments in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income. Once these assets are put into use, the Company will commence amortization on a straight line basis over seven years. The Company had previously expected a five-year useful life for these assets.

4. Capital Assets: (continued)
During 2008, the Company completed a valuation of Agile using a similar relief from royalty method as the scalable server infrastructure was taking longer and costing more to complete than expected. As a result the company recorded an impairment loss of $6,680, the amount by which the carrying value exceeded the estimated fair value. This impairment loss was included in asset impairments in the accompanying consolidated statements of (loss)/earnings and other comprehensive (loss)/income.

The Company benefits from a Canada tax incentive program ("SRED") designed to encourage businesses operating within Canada developing advanced technological products and processes. The tax credit was based on work capitalized as part of the Agile software development project therefore the Company reduced the cost basis of Agile by $448, the net amount to be paid to the Company.

In 2008, the Company also recorded a loss of $427 in relation to software development projects associated with integration of certain poker operations. Refer to note 15 for details.

5. Long-term Investments:
In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. ("568 Inc."), a privately held company, for $1,068. 568 Inc. is a developer and distributor of online casual games to the Chinese market. During 2008, the Company made a further investment by way of a $350 loan. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

During the year various indicators of impairment were identified including significant financial difficulty and continued operating losses. The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited, to future expected net cash flows from this business. As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary. The Company recorded an impairment charge of $1,418 or the entire carrying value of the investment, which is included in asset impairments in the accompanying statements of net (loss)/earnings and comprehensive (loss)/income.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi (Asia Pacific) Pte Ltd. ("Mikoishi"), a privately held company, for cash consideration of $4,258. Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore. The investment in Mikoishi is designated as available-for-sale which is measured at fair value. In June 2009, the Company made a further investment by way of a $277 loan. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

During the year various indicators of impairment were identified including significant financial difficulty, restructuring activities and continued operating losses. The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business. As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary. Accordingly, the company recorded an impairment charge of $2,335 or the entire remaining carrying value of the investment, which is included in asset impairments in the accompanying statements of net (loss)/earnings and comprehensive (loss)/income. In 2008, the Company received evidence of Mikoishi's current fair value and as a result, the Company had recorded a write down in the value of the investment of $2,200, which is included in asset impairments in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income.

In March 2008, the Company acquired a 15.0% ownership interest in Mobilebus Inc. ("Mobilebus"), a privately held Korean company specializing in game development, for cash consideration of $645. In exchange for cash consideration, the Company received common shares. The investment in Mobilebus is classified as available-for-sale.

During the year various indicators of impairment were identified including significant financial difficulty, declining revenues and difficult macro-economic conditions. The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business. As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary. The Company recorded an impairment charge of $645 or the entire carrying value of the investment, which is included in asset impairments in the accompanying statements of net (loss)/earnings and comprehensive (loss)/income.

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

5. Long-term Investments: (continued)

In May 2008, the Company acquired an 11.1% interest in Jingle Prize Inc. ("Jingle"), a leading supplier of online mahjong games, for $1,000. In exchange for the cash consideration, the Company received preference shares, which rank pari passu with the common shares of Jingle with respect to all dividends and voting rights. The terms of this agreement require the Company to make additional investments in Jingle if certain performance criteria are met. In December 2008, the first performance criteria were met resulting in an additional investment of $700, increasing the Company's equity ownership in Jingle to 18.9%. During the first quarter of 2009, the Company made a further investment by way of a $200 loan. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

During the year various indicators of impairment were identified including significant financial difficulty, continued operating losses and significantly reduced operations. The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business. As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary. Accordingly, the Company recorded an impairment charge of $1,900 or the entire carrying value of the investment, which is included in asset impairments in the accompanying statements of net (loss)/ earnings and comprehensive (loss)/income.

The fair value measurements recorded above were computed using data that is not observable in the market and therefore classified as Level 3 under Section 3862. A summary of the fair value measurements follows:

		Long-term investments
Balance, December 31, 2007	$	5,326
Investments		2,695
Impairments recorded		(2,200)
Balance, December 31, 2008		5,821
Investments		477
Impairments recorded		(6,298)
Balance at December 31, 2009	**$**	**-**

6. Goodwill and Intangible Assets:

In January 2007, the Company acquired the poker brand and the customer list of Parbet.com. The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list. The Company also recorded a future income tax liability of $1,308.

In 2008, due to decreasing poker revenues and reduced expectations of the Parbet.com brand, the Company reviewed the intangible assets for impairment. The Company completed a valuation of the intangible assets using the relief-from-royalty method, using probability weighted net cash flows expected from Parbet.com and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues. Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of approximately $7,214. The impairment loss included a $10,592 reduction in the cost basis of the intangibles as well as $2,439 of accumulated amortization and a $939 reduction in the deferred tax liability. The impairment loss is included in the asset impairments in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income for the year ended December 31, 2008.

The brand is being amortized over 12 years and the customer list over 5 years. During the year, the Company recorded $297 of amortization associated with the intangible assets (2008: $1,246, 2007: $1,042). At December 31, 2009, accumulated amortization associated with the brand and the customer list was $227 and $70, respectively (2008: nil).

6. Goodwill and Intangible Assets: (continued)

In August 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition. The Company has included the results of these operations in its consolidated results of operations since the date of acquisition. The acquisition is accounted for as a business combination using the purchase method of accounting. During 2008, the Company paid $1,254 of additional consideration to the seller as a result of Casino.co.uk meeting certain performance criteria. This additional consideration was recorded as an increase to goodwill. Including the amounts recorded in 2008, the Company has allocated $1,323 of the purchase price to the brand name, $1,630 to the customer list and $4,769 to goodwill. The Company also recorded a future income tax liability of $370. The brand name and the customer list are being amortized over their estimated useful lives of 12 years and 7 years, respectively. During the year, the Company recorded $343 of amortization associated with the intangible assets (2008: $342, 2007: $115). At December 31, 2009, the accumulated amortization associated with the customer list and the brand was $543 and $257 respectively (2008: $310 and $147).

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. During the year, the results of the portals business were below expectations and the market capitalization of the Company was significantly lower than the Company's net assets, which were both indications that the value of the goodwill associated with the portal business was impaired. The implied fair value of the goodwill was determined by discounting expected net future cash flows of the portals business. As a result, the Company decided that the carrying value of the goodwill exceeded its fair value and recorded an impairment charge of $6,545, its entire value. The impairment loss is included in impairment of goodwill in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income.

7. Minority Interest:

As described in the preamble to the notes, pursuant to a business reorganization implemented by way of the Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company. As part of the Arrangement, taxable Canadian residents received exchangeable shares of CEC, an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as minority interest on the consolidated balance sheets. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the consolidated balance sheet. In previous years, a similar proportional share of the net (losses)/earnings associated with subsidiaries directly or indirectly owned by CEC was included in the consolidated statements of (loss)/earnings and comprehensive (loss)/income as minority interest.

During the year, the Company reviewed the key terms associated with ownership of a CEC share and changed its accounting policy for computing the proportional share of the net (losses)/earnings associated to CEC shareholders. The Company will no longer differentiate between companies directly or indirectly owned by CEC and those that are not. Consequently, minority interest will be calculated as a proportional share of the net (losses)/earnings of the consolidated company. This change in accounting policy increased the loss attributable to CEC shareholders by $1,313. The revised calculation links, more closely, the proportional share of net (losses)/earnings of CEC shareholders to those of non-CEC shareholders. The Company has reviewed this change of accounting policy on prior reported periods and concluded that the change in accounting policy would have been immaterial. Earnings per share is not impacted by this change. The Company calculates minority interest under Handbook Section 1600, Consolidated Financial Statements.

In addition, dividends paid to CEC shareholders reduce minority interest on the consolidated balance sheets. For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding. Since June 1, 2007, a total of 307,200 CEC shares have been exchanged for the Company's shares.

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

8. Capital Risk Management:

The Company defines capital as its shareholders' equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and London Stock Exchange. The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At December 31, 2009 the Company had $36,796 (December 31, 2008: $72,440) shareholders' equity. The Company's capital gives it the financial flexibility to take advantage of opportunities in its markets and consider potential strategic acquisitions. Historically, the Company has also used its shareholders' equity to pay dividends and repurchase shares under its normal course issuer bid.

The Company offers stock options to key employees and directors. At December 31, 2009 employees and directors held 563,521 options to purchase common shares of the Company.

On November 13, 2009, a dividend of $0.01 per share was announced, a decrease from $0.03 per share announced after the first and second quarter in 2009. While the Company does not expect to declare any dividends in the short-term, each future quarterly dividend will be subject to Board approval based on the Company's financial results.

In November 2007, the Company filed a Normal Course Issuer Bid (the "2008 Normal Course Issuer Bid") that entitled the Company to acquire and cancel up to 1,281,000 of its common shares between November 14, 2007 and November 13, 2008. All purchases were to be made on the open market at the market price at the time of the purchase. For the year ended December 31, 2008, the Company repurchased 124,905 shares, for a total cost of $1,420 associated with the 2008 Normal Course Issuer Bid.

In November 2008, the Company filed a Normal Course Issuer Bid (the "2009 Normal Course Issuer Bid"), which authorized the Company to acquire and cancel up to 1,267,871 of its common shares between December 3, 2008 and December 2, 2009. At December 31, 2009, there were no purchases under the 2009 Normal Course Issuer Bid.

There were no changes in the Company's policy for managing capital during the year ended December 31, 2009. Neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

9. Share Capital:

Authorized:

Unlimited common shares with no par value

Issued and Outstanding:

	Issued common shares			
	Shares (in thousands)	Amount	Contributed surplus	Total
Balance, December 31, 2007	12,813	$ 33,339	$ 68	$ 33,407
Shares exchanged (a)	24	198	–	198
Common shares repurchased	(125)	(327)	–	(327)
Exercise of stock options	15	274	–	274
Balance, December 31, 2008	12,727	33,484	68	33,552
Shares exchanged (a)	66	364	–	364
Balance at December 31, 2009	**12,793**	**$ 33,848**	**$ 68**	**$ 33,916**

9. Share Capital: (continued)

(a) The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time. These CEC shares have all the economic and voting rights of CryptoLogic Limited shares.

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively. Since then, a total of 307,200 shares of CEC have been exchanged, with the remaining shares of CEC being reflected as minority interest as at December 31, 2009.

On June 1, 2014, the Company will redeem all but not less than all of the then outstanding CEC shares for an amount per share equal to the redemption price, which amount will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each CEC share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of CEC shares with the right to vote on the Company's matters. This share has been recorded in the share capital of the accompanying consolidated balance sheet at December 31, 2009.

(b) Normal course issuer bid:
During 2009, 2008 and 2007 under normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of shares, representing 10% of the outstanding common shares at that time:

		Repurchased and cancelled shares		
Normal course issuer bid	Authorized shares	2009	2008	2007
November 14, 2007 to November 13, 2008	1,281,000	–	124,905	–
December 3, 2008 to December 2, 2009	1,267,871	–	–	–

In November 2007, the Board of Directors approved the renewal of the above share purchase plan, under a normal course issuer bid, to repurchase and cancel up to 1,281,000 of the Company's outstanding common shares for the period commencing November 14, 2007 and ending November 13, 2008. CryptoLogic Limited repurchased and cancelled 124,905 common shares during 2008 for a total cost of $1,420 of which $1,093, representing the excess of purchase price over stated value, was charged to retained earnings.

In November 2008, the Board of Directors authorized the Company to purchase up to 1,267,871 shares of the issued ordinary shares on the open market through facilities of the Toronto Stock Exchange. Purchases under the 2009 Normal Course Issuer Bid could have potentially commenced on December 3, 2008 and terminated on December 2, 2009. In 2009, the Company did not purchase any shares under the Normal Course Issuer Bid.

10. Stock-based Compensation and Employee Benefits:

(a) Stock Option Plan:

Under the stock option plan, the Company may grant options to directors, officers and other key employees to purchase common shares. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. Under the plan, a maximum of 3,900,000 common shares may be issued. The exercise price of the options may not be less than the market value of the underlying common shares on the date of grant. The Company generally grants stock options with an exercise price at the closing price on the date of grant. There are 916,691 (2008: 385,001; 2007: 109,412) common shares available to be issued under the stock option plan as at December 31, 2009. Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

10. Stock-based Compensation and Employee Benefits (continued)

Details of stock option transactions are as follows:

	2009		2008		2007	
	Number of options	**Weighted average exercise price of options (Cdn. $)**	Number of options	Weighted average exercise price of options (Cdn. $)	Number of options	Weighted average exercise price of options (Cdn. $)
Options outstanding, beginning of year	**1,095,211**	**23.88**	1,391,525	24.65	1,006,584	21.35
Granted	**25,000**	**4.46**	145,000	18.68	896,500	26.35
Exercised	**–**	**–**	(15,725)	12.16	(286,997)	15.71
Forfeited	**(556,690)**	**25.02**	(425,589)	26.62	(224,562)	25.16
Options outstanding, end of year	**563,521**	**21.89**	1,095,211	23.88	1,391,525	25.13
Options exercisable, end of year	**326,452**	**23.59**	566,189	25.45	331,894	24.65

	2009			**2009**	
	Options outstanding			**Options exercisable**	
Range of exercise price (Cdn. $)	**Number outstanding**	**Weighted average remaining life (years)**	**Weighted average exercise price (Cdn. $)**	**Number exercisable**	**Weighted average exercise price (Cdn. $)**
$0.01 – $5.00	**15,000**	**4.61**	**3.24**	**1,250**	**3.12**
$5.01 – $15.00	**10,000**	**4.49**	**6.30**	**–**	**–**
$15.01 – $20.00	**225,500**	**3.17**	**18.78**	**79,000**	**18.72**
$20.01 – $25.00	**179,271**	**1.27**	**23.60**	**150,077**	**23.56**
$25.01 – $30.00	**130,750**	**1.39**	**28.02**	**93,125**	**27.82**
$30.01 – $35.00	**3,000**	**0.13**	**30.85**	**3,000**	**30.85**
	563,521	**2.20**	**21.89**	**326,452**	**23.59**

The Company expenses the cost of all stock option grants issued on or after January 1, 2003, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted were estimated using the Black Scholes option pricing model with the following weighted average assumptions:

	2009	2008	2007
Dividend yield	**6.17%**	2.12%	1.90%
Risk-free interest rate	**1.30%**	2.77%	4.07%
Expected volatility	**65.00%**	46.12%	52.0%
Expected life of options in years	**3**	3	3

The weighted average fair value of options granted during 2009 was $1.54 (2008: $5.37; 2007: $7.89).

Included in operating costs is the cost of stock options in the amount of $777 (2008: $1,895; 2007: $2,732). Included in reorganization costs is the cost of stock options in the amount of nil (2008: nil; 2007: $982).

10. Stock-based Compensation and Employee Benefits: (continued)

(b) Long-term Incentive Plan:

During the year, the Company recorded an expense of $26 associated with its long-term incentive plans. In 2008 the Company recorded a net benefit of $452 in operating expense as the Company determined that the probability of achieving the targets of the 2007 plan were remote. The Company recorded an expense of $155 in 2007.

(c) Defined Contribution Pension Scheme:

The Company contributes to a defined contribution pension plan for a limited number of employees. During 2009 and 2008 the amount charged to the statements of (loss)/earnings and comprehensive (loss)/income and the amount outstanding at year end were immaterial (2007: nil).

11. Commitments and Contingencies:

(a) The Company has operating lease agreements for premises expiring at various periods up to September 2013. The future minimum annual rental payments on the operating leases are as follows:

2010	$	1,661
2011	$	658
2012	$	660
2013	$	331

(b) The Company has sublease agreements for certain of its premises located in Toronto. As a result of the Company exercising its right to exit the premises future sublease revenues of only $110 will be realized in 2010.

(c) The Company has guaranteed minimum payments and purchase commitments for certain intellectual property rights up to 2014:

2010	$	6,096
2011	$	2,621
2012	$	554
2013	$	225
2014	$	25

(d) In December 2009, in accordance with the rental agreement, the Company exercised its right to exit the leasehold premises in Toronto and recorded termination costs of $1,764 payable on termination in July 2010. The termination costs are included in reorganization costs in the accompanying statements of net (loss)/earnings and comprehensive (loss)/income.

(e) The Company and its subsidiaries are involved in certain claims and litigation arising out of the ordinary course and conduct of business, including intellectual property matters. Management assesses such claims and, if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlement or awards under such claims are provided for when reasonably determinable. During 2009, the Company determined its accrual of $750 for certain contingencies was no longer required, increasing revenue by a corresponding amount (2008: $1,000; 2007: $2,000).

(f) During 2009 and 2008, the Company reviewed its e-cash operations and determined that certain provisions associated with its commerce based transactions should not be recorded, and further that, based on new facts and circumstances, certain estimates should be revised. Accordingly, approximately $1,700 that was recorded as a liability for future payments was no longer required (2008: $1,200). These changes were recorded in revenue in the accompanying statements of (loss)/earnings and comprehensive (loss)/income.

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

11. Commitments and Contingencies: (continued)

(g) During the fourth quarter of 2009, the Company performed an analysis of the accumulation of the funds in the jackpot provision and a statistical analysis of the amounts required to address jackpot payouts and resets. The Company revised its estimated liability based on this analysis. This change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $841. The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities. At December 31, 2009, accounts payable and accrued liabilities include $3,020 in jackpot provisions (2008: $3,152). This amount is sufficient to cover the full amount of any required pay-out.

12. (loss)/earnings Per Common Share:

(Loss)/earnings per share are calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted (loss)/earnings per share.

The (loss)/earnings attributable to the common shares in calculating the basic and diluted (loss)/earnings per share are as follows:

	2009	2008	2007
(Loss)/earnings attributable to common shares	**$ (35,510)**	$ (32,738)	$ 5,528
(Loss)/earnings attributable to CEC shares	**(2,963)**	(2,676)	971
(Loss)/earnings before minority interest	**$ (38,473)**	$ (35,414)	$ 6,499

The denominator used in calculating basic and diluted (loss)/earnings per common share is calculated as follows:

All share amounts below are in thousands of shares ('000s)	**2009**	2008	2007
Weighted average number of common shares outstanding -- basic	**12,749**	12,780	13,223
Add weighted average impact of CEC issued during reorganization	**1,071**	1,108	668
Total weighted average number of shares outstanding – basic	**13,820**	13,888	13,891
Add dilutive options	**-**	–	16
Total weighted average number of sharesoutstanding – diluted	**13,820**	13,888	13,907

Basic and diluted (loss)/earnings per common share are as follows:

	2009	2008	2007
(Loss)/earnings per common share:			
Basic	**$ (2.78)**	$ (2.55)	$ 0.47
Diluted	**$ (2.78)**	$ (2.55)	$ 0.47

For the years ended December 31, 2009 and December 31, 2008, basic and diluted net loss per share has been computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. For the year ended December 31, 2009, diluted net loss per share does not include the effect of the 563,521 (2008: 1,095,211) options to purchase common shares as their impact would be anti-dilutive. For the year ended December 31, 2007, options to purchase 755,971 common shares were excluded from the computation of diluted earnings per share as the exercise price exceeded the average market price of common shares for the reporting year.

13. Reorganization:

In November 2008, the Company announced a plan for reorganization of its business after completing a comprehensive review. As a result of that review, the Company decided to reduce costs by outsourcing non-core activities, including integrating its poker network with one of the world's leading gaming technology and services companies, transitioning certain functions to lower cost jurisdiction and eliminating certain redundant functions.
In December 2009, the Company expanded its reorganization plan due to continued unfavourable macro-economic conditions and will outsource additional technology infrastructure activities, consolidate more of its data center operations and, migrate additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.

The following is a summary of the Company's reorganization plan:

2008 reorganization charges comprise:		
Consultant fees	$	499
Employee severance		891
Total 2008 reorganization charges:	$	1,390
2009 reorganization charges comprise:		
Consultant fees	$	1,053
Employee severance		1,146
Lease termination costs		1,764
Asset impairments		3,148
Total 2009 reorganization charges	$	7,111

The following is a summary of the reorganization accrual:

Total reorganization charges incurred in 2008 and 2009	$	8,501
Total reorganization payments from inception to December 31, 2009 (2008: $732)		(2,429)
Asset impairments		(3,148)
Included in accounts payable and accrued liabilities at December 31, 2009	$	2,924

The Company expects reorganization expenses to require an outlay of cash of approximately $5,501, of which $1,600 of consultant fees and $900 of employee severance have already been paid as of December 31, 2009. The plan requires an additional cash outlay of $2,924 consisting primarily of lease termination costs of $1,764 and employee severance.

14. Departure Costs for Former CEO:

In the year ended December 31, 2009 there were no severance costs associated with the former President and CEO.

In February 2008 the Company replaced its former President and CEO. As a result of these changes the Company incurred and paid the following costs in relation to the departure in the year ended December 31, 2008:

Departure costs	$	2,877
Professional fees		523
	$	3,400

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

14. Departure Costs for Former CEO: (continued)

In addition to the above and as part of the arrangements agreed, the former CEO would have been entitled to a further payment of $2,175 in the event that a change of control of the Company before April 30, 2009. This amount was never paid and the entitlement has expired.

15. Poker Room Integration Costs:

During 2008, the Company announced its plans to migrate certain poker operations to a third party poker network. Accordingly, the Company identified certain assets including software development projects and certain program costs where the integration of the poker room would indicate that the carrying amounts of such assets may not be recoverable. Measurement of any impairment loss for these assets is based on the amount by which the carrying value exceeds the fair value of the asset. With the exception of the Parbet intangible assets discussed in note 6, the fair value of these assets was generally zero. Accordingly, the Company recorded a loss equal to the amount that their respective carrying values exceeded their market values including:

Poker-related program costs	$	2,534
Poker development projects		427
Other		163
	$	3,124

16. Income Taxes:

As described in the preamble to the notes, pursuant to a business reorganization implemented by way of the Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company, a Guernsey company with tax residence in the Republic of Ireland.

The income tax provision differs from the amount which would be obtained by applying the Irish statutory income tax rate to the (loss)/earnings before income taxes. The following explains the major differences:

	2009	2008	2007
(Loss)/earnings before income taxes	**$ (37,390)**	$ (35,898)	$ 7,492
Income tax (benefit)/expense at statutory rate of 12.50%: (2008: 12.50%; 2007: 22.34%) (a)	**$ (4,674)**	$ (4,487)	$ 1,674
Increase/(decrease) in income taxes resulting from:			
Differences in effective income tax rates in foreign jurisdictions	**1,340**	(196)	823
Permanent differences:			
Net (benefit)/cost of foreign exchange gains not subject to tax	**(1,421)**	2,150	(1,584)
Non-deductible items	**2,041**	2,043	1,402
Net benefit of matters resolved in the year	**(836)**	(275)	(1,314)
Increase/(decrease) in valuation allowance	**4,470**	(153)	178
Other items	**163**	434	(186)
Income tax expense/(recovery)	**$ 1,083**	$ (484)	$ 993

(a) In 2009 and 2008, 12.50% represents the statutory rate for Ireland. The Company moved its headquarters from Canada to Ireland with effect from June 1, 2007; the statutory rate of 22.34% reflects an average of a 36.12% statutory rate in Canada for five months and a 12.50% statutory rate in Ireland for seven months.

16. Income Taxes: (continued)

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
Future income tax assets:		
Non-capital income tax loss carryforwards	$ 4,844	$ 1,760
Long-term incentive plan	3	–
Capital items	939	–
Leasehold inducements	-	347
Accrued liabilities	210	89
Other Items	41	–
	6,037	2,196
Valuation allowance	(4,488)	(17)
	1,549	2,179
Future income tax liabilities:		
Intangible assets	(384)	(440)
Capital assets	-	(140)
Unrealized foreign exchange gains	-	(51)
	(384)	(631)
Net future income tax assets	$ 1,165	$ 1,548
Amounts classified as future tax assets	$ 1,549	$ 1,930
Amounts classified as future tax liabilities	(384)	(382)
Net future income tax assets	$ 1,165	$ 1,548

The tax losses of the subsidiaries of CryptoLogic Limited that carry forward indefinitely are $48,117. Although trading losses of these companies can be carried forward indefinitely, a valuation allowance has been recognized against these losses as sufficient profits may not arise in the future to utilize the assets. The tax losses of a Canadian subsidiary are $356 and carry forward for 20 years.

The Company's federal income tax returns for the years ended December 31, 2003, December 31, 2004, December 31, 2006 and December 31, 2007 are under examination by the Canadian Revenue Agency.

The Company has a valuation allowance of $4,488 as of December 31, 2009 to reduce future income tax assets to the amount that is more likely than not to be realized in future periods. In evaluating the Company's ability to recover its future income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

The benefit of foreign exchange gains not subject to tax of $1,421 is primarily a result of recent amendments to Section 261 of the Income Tax Act in Canada that permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation's "functional currency" as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars.

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2009, 2008 and 2007

17. Related Party Transactions:

Historically, in the normal course of operations, the Company engaged the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $62 in 2009 (2008: $420; 2007: $935) and are included in general and administrative expenses in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income. At December 31, 2009, there were no amounts outstanding (2008: $27; 2007: $85).

The Company paid $26 (2008: $15; 2007: $292) to a second law firm in which a former member of its Board of Directors is a partner. At December 31, 2009, there were no amounts outstanding (2008: nil; 2007: nil).

18. Financial Risk Management:

(a) Overview

The Company has exposure to the following risks from its use of financial instruments.

- credit risk.
- market risk.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities.

(b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The carrying amount of the Company's financial assets reflects its expected maximum credit exposure.

Accounts Receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses. Historically the Company has not experienced any significant credit losses associated with its online poker, casino and Branded Games businesses. The expected growth of Branded Games business and the outsourcing of poker has increased and is expected to increase accounts receivable further as revenue from Branded Games and settlement of player funds between the Company and its poker room operator are collected fifteen days in arrears Consequently, the Company will have at least one month of Branded Games revenue included in accounts receivable at any balance sheet date. The amount of player funds to be settled between the Company and its poker room operator fluctuates depending on various factors including poker activity and respective skill of players.

The Company has trade accounts receivable and other receivables of $7,972 (2008: $6,002). The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and Cash Equivalents

The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of AA/R-1-Mid and higher.

(c) Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company's net earnings or the value of its financial instruments.

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenue denominated in currencies other than U.S. dollars, its functional currency, primarily British pounds and euro, and expenses associated with its multinational operations (primarily Canadian dollars, the British pounds and euro) as well as the respective receivable and payable balances. The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies. As at December 31, 2009, approximately 78% of the Company's financial assets are denominated in its functional currency.

18. Financial Risk Management: (continued)

Interest Rate Risk:

The Company is exposed to interest rate risk principally on its cash and cash equivalents that generally have maturity dates of less than 90 days. The Company has no interest bearing debt.

The weighted average effective interest rate on the Company's cash and cash equivalents as at December 31, 2009 was 1.24% (2008: 2.53%).

(d) Quantification of Risk Exposure: Foreign Currency Risk:

At December 31, 2009, the Company's gross balance sheet exposure to foreign currency risk was substantially as follows:

In USD equivalents ('000s)	USD	EURO	GBP	Others	Total
Cash and cash equivalents and user funds	$ 28,703	$ 966	$ 631	$ 1,076	$ 31,376
Accounts receivable and other	$ 2,399	$ 4,046	$ 1,392	$ 135	$ 7,972
Accounts payable and accrued liabilities	$ (2,353)	$ (2,975)	$ (4,561)	$ (3,267)	$ (13,156)
User funds	$ (3,420)	$ (3,684)	$ (825)	$ –	$ (7,929)
Net balance sheet exposure	$ 25,329	$ (1,647)	$ (3,363)	$ (2,056)	$ (18,263)

The Company's revenue exposure for revenue denominated in foreign currencies was substantially as follows for the years ended:

In USD equivalents ('000s)	USD	EURO	GBP	CDN	Others	Total
Revenue:						
2009	$ 13,664	$ 10,400	$ 15,730	$ –	$ –	$ 39,794
2008	$ 19,042	$ 12,404	$ 30,080	$ –	$ –	$ 61,526
2007	$ 28,672	$ 12,027	$ 32,946	$ 14	$ –	$ 73,659
Expenses:						
2009	$ 23,289	$ 17,648	$ 14,801	$ 21,287	$ 605	$ 77,630
2008	$ 24,536	$ 27,644	$ 18,250	$ 28,344	$ 829	$ 99,603
2007	$ 18,005	$ 6,632	$ 12,069	$ 27,861	$ 7,817	$ 72,384

Fair Value Sensitivity Analysis

Gross Balance Sheet Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at December 31, 2009 would have decreased net losses by approximately $707. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company's gross balance sheet exposure at December 31, 2009. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect. During the current year, the Company incurred a loss of approximately $284 on the revaluation of its net balance sheet exposure. This loss was caused by the depreciation of the British pound and euro in comparison to the U.S. dollar, at a time when the Company had significant net assets in each of these currencies.

Net Revenue Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the year ended December 31, 2009 would have decreased net revenue by approximately $2,613. This analysis assumes that all other variables, in particular interest rates, remained constant during the year and represents the exposure of the Company's revenues denominated in foreign currencies, to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Expense Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the year ended December 31, 2009 would have decreased expense, and correspondingly decreased net losses, by approximately $5,434. This analysis assumes that all other variables, in particular interest rates, remained constant during the year, and represents the exposure of the Company's expenses denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

18. Financial Risk Management: (continued)

Quantification of risk exposure: The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days. The exposure is principally to a decrease in interest rates in the United States, Britain and the Eurozone.

Interest Income Exposure: A 100 basis point increase in interest rates on average for the year ended December 31, 2009 would have increased interest income by approximately $357. This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

Foreign Exchange:

In 2009, the Company recognized a total foreign exchange loss of $284 (2008: foreign exchange loss $6,151, 2007: foreign exchange gain $682), which is recorded in operating expenses in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income.

19. Revenue:

The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators that allows licensees to provide online casino and poker games as well as licensees of Branded games and considers these activities to be one reportable segment. Revenue from these offerings for online casino and poker games in 2009 was $29,951 (2008: $41,829; 2007: $49,457) and $3,516 (2008: $13,760; 2007: $19,523), respectively. Revenue from Branded Games activity in 2009 was $2,813 (2008: $321; 2007: nil). In 2008, this revenue category was combined with casino revenue. Revenue from other sources was $3,514 (2008: $5,616; 2007: $4,679).

20. Components of Non-operating Income:

Non-operating income comprises gains recorded on the sale of common shares acquired and sold in a specific business endeavour as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related expenses.

	2009	2008	2007
Gain on temporary holding in shares	**$ –**	$ 801	$ –
Foreign exchange gain and interest on temporary cash deposit	**–**	544	–
Related expenses	**–**	(1,243)	–
Non-operating income	**$ –**	$ 102	$ –

21. Differences Between Canadian and United States Generally Accepted Accounting Principles:

The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements, as noted above, are as follows:

	2009	2008	2007
(Loss)/earnings based on Canadian GAAP	**$ (35,510)**	$ (32,738)	$ 5,528
Adjustment for stock-based compensation (a)	**(1,159)**	(310)	112
(Loss)/earnings based on U.S. GAAP	**$ (36,669)**	$ (33,048)	$ 5,640

	2009	2008	2007
(Loss)/earnings per common share-based on U.S. GAAP:			
Basic	**$ (2.87)**	$ (2.57)	$ 0.48
Diluted	**$ (2.87)**	$ (2.57)	$ 0.48

21. Differences Between Canadian and United States Generally Accepted Accounting Principles: (continued)

(a) Share-based Payments:

(i) Stock Options:

Under Canadian GAAP, the Company does not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures are accounted for as they occur. U.S. GAAP requires an entity to estimate the number of options for which the requisite service is expected to be rendered.

For 2009 the estimated weighted average forfeiture rate is 79%, resulting in a U.S. GAAP stock-based compensation adjustment of $1,159 compared with a forfeiture rate of 53% in 2008 and a stock-based compensation adjustment of $310.

(ii) Long-term Incentive Plan:

Under Canadian GAAP, the Company uses an intrinsic value-based method to record compensation expense for liability classified awards. U.S. GAAP requires the use of a fair value-based method, rather than an intrinsic value-based method, to measure and record compensation expense for these awards. In 2009, there was no material expense associated with long-term incentive plans as a result the Company has determined there is no material difference to the financial position, cash flows or results of operation between the intrinsic value and the fair value of the units awarded under its long-term incentive plan.

(b) Income Taxes:

U.S. GAAP requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. These requirements became effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The impact of adopting these requirements did not have a material impact on the Company's financial position, cash flows and results of operations.

(c) Financial Instruments:

Effective January 1, 2007, the Company adopted the new Canadian GAAP reporting standards for financial instruments of Handbook Section 1530, Section 3855, Section 3861 and Section 3251.

As a result, under Canadian GAAP, the Company has classified all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value. Under U.S. GAAP, cash, cash equivalents, short-term investments and user funds on deposit would not be classified as held-for-trading assets. Cash, cash equivalents, and short-term investments are measured at cost plus accrued interest and user funds on deposit are measured at the redemption amount. The Company has determined that there is no material difference between the fair value and the cost plus accrued interest or redemption amounts for these financial assets under U.S. GAAP.

Furthermore, under Canadian GAAP the Company has classified long-term investments as available-for-sale, which are measured at fair value. These long-term investments do not satisfy the requirements under U.S. GAAP to be classified as available-for-sale, and therefore, these long-term investments are measured at cost under U.S. GAAP. However, the carrying value of long-term investments would be reviewed under U.S. GAAP for declines in value that are other than temporary by considering factors such as current economic and market conditions and the operating performance of the companies and would record reductions in carrying values when necessary.

Adjustments to the fair value of long-term investments are recorded where the market value is readily available. As discussed in note 5, there were various indicators of impairment associated with its long-term investments which initiated a comprehensive review of their respective fair values. In 2009, the Company recorded an impairment of $6,298. In 2008, the Company recorded an impairment of its investment in Mikoishi of $2,200. The Company has determined there is no material difference on its financial position, cash flows or results of operations between recording its long-term investments at fair value or at cost, adjusted for other than temporary declines in fair value.

(d) Minority Interest:

Under U.S. GAAP, minority interests of $2,948 and $6,382 for the years ended December 31, 2009 and 2008 respectively would be combined with shareholders' equity in the accompanying consolidated balance sheet.

Notes

Notes

Company Information

Directors
David Gavagan, Chairman
Brian Hadfield
Stephen B. Taylor
Robert H. Stikeman
Thomas Byrne
Stephen H. Freedhoff
James Wallace

Management Team
Brian Hadfield
President and CEO
Stephen B. Taylor
Chief Financial Officer
Justin Thouin
Vice President,
Product Management
and Business Development

Legal Counsel
Arthur Cox
Dublin, Ireland

Auditors
Grant Thornton
Dublin, Ireland

Banker
Ulster Bank
Dublin, Ireland

Transfer Agents
Capita Registrars (Guernsey) Limited
Guernsey, UK
Equity Transfer Services Inc.
Toronto, Canada
Continental Stock Transfer and Trust Company
New York, USA

Common Shares Listed
TSX Symbol: CRY
NASDAQ Symbol: CRYP
LSE Symbol: CRP

Exchangeable Shares Listed
TSX Symbol: CXY

Corporate Governance
Information regarding the Company's corporate governance policy and practices can be found in the Company's management information circular.

Head Office
CryptoLogic Limited
Marine House, 3rd Floor
Clanwilliam Place
Dublin 2
Ireland

Investor Relations
Telephone: (0) 1 (353) 234 0400
E-mail: investor.relations@cryptologic.com
Website: www.cryptologic.com


FSC
Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. TT-COC-002242
© 1996 Forest Stewardship Council

Printed on Artic Volume High White.
Artic Volume High White is an FSC-recognised paper, produced from well-managed forests. This publication was printed with vegetable oil-based inks by an FSC-recognised printer that holds an ISO 14001 certification.

Designed and produced by **Emperor Design Consultants Ltd**
Tel **+44 (0)131 220 7990 www.emperordesign.co.uk**

CryptoLogic Limited
Marine House, 3rd Floor
Clanwilliam Place
Dublin 2
Ireland

info@cryptologic.com
Tel: +353 (0) 1 234 0400
Fax: +353 (0) 1 661 9637

www.cryptologic.com